

The Future is Bright

Spire Inc.
2023 Proxy Statement
Notice of Annual Meeting of Shareholders

Table of contents

What's new?

Each year, we strive to improve our proxy disclosures to provide a broader and deeper understanding of Spire and how we think about governance, compensation and sustainability, as well as other topics of importance to our shareholders. We believe these disclosures will be beneficial as you vote this year. Inside, you'll find updates on the following, among other topics:

- A new director skills table, to improve transparency about the skills and experience of our Board of Directors
- The new "pay versus performance" disclosure, which provides a new way of viewing the compensation of our named executive officers
- Discussions of director and management succession planning, which were important to the appointment of a new president and chief executive officer, as well as two new independent directors and replacements for the chief compliance and legal officer





Dear fellow shareholders,

We are pleased to invite you to attend Spire's 2024 Annual Shareholder Meeting, which is scheduled for Thursday, January 25, 2024, at 8:30 a.m., Central Standard Time. This year's meeting will be held virtually and the accompanying proxy information outlines how to participate in the meeting as well as the matters that will be voted on at the meeting.

On behalf of the Board of Directors, thank you for your investment in Spire. It is our privilege to serve you, and we appreciate the responsibility and trust you place in us to help grow and guide the Company for continued success in the future. In fiscal year 2023, Spire's management team remained focused on executing our business strategy through organic growth, investing in infrastructure and advancing through innovation to ensure we continue to provide value to our shareholders.

This past fiscal year once again brought challenges and change, both at Spire and within the energy industry. We navigated these challenges to deliver value for our shareholders, achieving basic net economic earnings of $4.06 per share. We also increased our annual dividend by 4.9%, making 2024 the 21st year in a row we have increased our dividend.

During fiscal year 2023, Spire's president and chief executive officer, Suzanne Sitherwood, announced her retirement, effective January 1, 2024. Following this announcement, the Board engaged an executive recruitment firm to assist the Board in conducting a thoughtful and comprehensive search for successors, including both internal and external candidates. The Board considered a number of well-qualified candidates and ultimately named Steven L. Lindsey Spire's president and chief executive officer and appointed him to Spire's Board of Directors, effective October 1, 2023. Mr. Lindsey served as Spire's executive vice president, chief operating officer prior to becoming president and chief executive officer. Ms. Sitherwood remains on the leadership team as executive vice president, senior advisor, through her retirement date to assist in a smooth transition of leadership. The Board believes that Mr. Lindsey's leadership and expertise will continue to support Spire's vision and build upon the Company's long-term strategy for success.

In addition to management succession planning, the Board remains focused on its oversight responsibilities, with an emphasis on identification and mitigation of material risks, while further developing and overseeing implementation of the Company's growth strategy. The Board remains committed to ensuring the Board is made up of directors who are independent, committed, capable, diverse, experienced and accountable to our shareholders. Accordingly, we added two new directors to the Board in fiscal year 2023, each of whom brings skills and experience in areas that the Board identified as priorities prior to the director search process.

Spire is committed to engaging with investors to determine what information is most important to them, enhancing disclosures and making environmental, social and governance information even more accessible. Our 2022 Sustainability Report, released in June 2023, describes the progress the Company has made in achieving its sustainability goals and targets as well as our strategies to continue delivering on these goals. We invite you to review that report, which can be found on our website at SpireEnergy.com/Sustainability, for more information about these efforts.

Natural gas is a vital part of America's energy future, so on behalf of the Board of Directors, thank you for your investment in Spire and for your continued support.

Sincerely,

Edward L. Glotzbach

Edward L. Glotzbach
Chair of the Board
Spire Inc.

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Notice of Annual Meeting of Shareholders

January 25, 2024
8:30 a.m. Central Standard Time (CST)

This year's meeting is a virtual shareholder meeting at www.virtualshareholdermeeting.com/SR2024

Proxy voting
Your vote is important. To ensure your representation at the annual meeting, please vote your shares as promptly as possible over the internet at www.proxyvote.com or by telephone at 800-690-6903. Alternatively, you may request a paper proxy card, which you may complete, sign and return by mail. If your shares are held by a broker, bank or nominee, please follow their voting instructions for your vote to count.

Attending the meeting
We invite you to attend the annual meeting virtually. There will not be a physical meeting. You will be able to vote your shares electronically and submit your questions during the meeting. You will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials.

You do not need to attend the meeting online to vote if you submit your vote via proxy in advance of the meeting. A replay of the meeting will be available on virtualshareholdermeeting.com.

To the shareholders of Spire Inc.:

The annual meeting of shareholders of Spire Inc. ("Spire" or the "Company") will be held on Thursday, January 25, 2024, at 8:30 a.m. CST, online at www.virtualshareholdermeeting.com/SR2024, for the following purposes:

1. To elect three members of the Board of Directors.

2. To provide an advisory vote to approve the compensation of our named executive officers.

3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accountant for the 2024 fiscal year.

4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

You can vote if you were a common shareholder of record on November 30, 2023.

During this virtual meeting, you may ask questions and will be able to vote your shares electronically. The Company will respond to as many inquiries at the meeting as time allows.

The meeting will begin promptly at 8:30 a.m. CST. Online check-in will begin at 8:15 a.m. CST.

By Order of the Board of Directors,

Courtney Vomund

Courtney Vomund
Vice President,
Chief Compliance Officer and Corporate Secretary
December 13, 2023

Proxy statement summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting.

Who we are

At Spire, we believe energy exists to help people. To warm homes, grow businesses and move communities forward. Every day, we're inspired by our vision to make the breakthroughs today that will energize tomorrow.

As one of the largest publicly traded natural gas distribution companies in the country, we have the privilege of serving 1.7 million homes and businesses,

as well as natural gas buyers, producers and industrial customers through our gas-related businesses. This commitment to serve is reflected in our mission to answer every challenge, advance every community and enrich every life through the strength of our energy. To live this mission, we hold strongly to our four values:

Safety	Drive	Inclusion	Integrity
We keep our people, company, customers and communities safe.	We lean into change, showing the courage and grit to make it happen.	We embrace and celebrate our differences to better understand each other and the world around us.	We do what's right, every time.

Spire's fiscal year 2023 corporate performance

The following table provides information on the Company's performance in the last two fiscal years, which was a critical consideration in the Company's determination of appropriate executive compensation. For the fiscal year ended September 30, 2023, the Company reported consolidated net income of $217.5 million ($3.85 per diluted share), compared with $220.8 million ($3.95 per diluted share) in fiscal year 2022. The $3.3 million decrease was driven by higher interest and other corporate costs. Net income and earnings per share are determined in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Management also uses the non-GAAP measure of net economic earnings ("NEE") and NEE per share when internally evaluating and reporting results of operations as discussed on page 29 of the Company's Annual Report on Form 10-K for the year ended September 30, 2023. NEE for fiscal year 2023 was $228.1 million ($4.05 per diluted share), up from $216.3 million ($3.86 per diluted share) for fiscal year 2022. The incremental $11.8 million was driven by increases in our Gas Marketing and Midstream segments, partially offset by unfavorable changes for the Gas Utility segment and other corporate costs. The results are discussed further beginning on page 30 of the 2023 Annual Report on Form 10-K.

In millions, except per share amounts	Gas Utility	Gas Marketing	Midstream	Other	Consolidated	Per diluted share**
Year Ended September 30, 2023						
Net income (loss) [GAAP]	$200.5	$ 39.1	$12.0	$(34.1)	$217.5	$ 3.85
Adjustments, pre-tax:						
Fair value and timing adjustments	—	11.4	—	—	11.4	0.21
Acquisition activities	—	—	2.5	—	2.5	0.05
Income tax effect of adjustments*	—	(2.9)	(0.4)	—	(3.3)	(0.06)
Net economic earnings (loss) [non-GAAP]	$200.5	$ 47.6	$14.1	$(34.1)	$228.1	$ 4.05
Year Ended September 30, 2022						
Net income (loss) [GAAP]	$198.6	$ 35.6	$11.1	$(24.5)	$220.8	$ 3.95
Adjustments, pre-tax:						
Fair value and timing adjustments	—	(11.4)	—	—	(11.4)	(0.22)
Income tax effect of adjustments*	4.1	2.8	—	—	6.9	0.13
Net economic earnings (loss) [non-GAAP]	$202.7	$ 27.0	$11.1	$(24.5)	$216.3	$ 3.86

* Income tax effect is calculated by applying federal, state and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items and then adding any estimated effects of enacted state or local income tax laws for periods before the related effective date and, in the case of fiscal year 2022, includes a Spire Missouri regulatory adjustment.

** Net economic earnings per share is calculated by replacing consolidated net income with consolidated net economic earnings in the GAAP diluted earnings per share calculation, which includes reductions for cumulative preferred dividends and participating shares.

Our 2023 results

Net Income	Net Economic Earnings (NEE)	Diluted Earnings per Share	Basic NEE per Share	Diluted NEE per Share	Dividends Declared per Common Share
$217.5M	$228.1M	$3.85	$4.06	$4.05	$2.88
GAAP	NON-GAAP	GAAP	NON-GAAP	NON-GAAP	Up from $2.74 for FY22
Down from $220.8 million for FY22	Up from $216.3 million for FY22	Down from $3.95 for FY22	Up from $3.87 for FY22	Up from $3.86 for FY22	

Executive compensation

The Company is committed to its pay-for-performance philosophy, which we believe is closely aligned with shareholder interests by linking executive compensation to Company performance. The key metric used to determine funding under our annual incentive plan is adjusted operating income, and the metrics used to determine vesting under our long-term incentive plan are average net economic earnings per share and relative total shareholder return. The Company also emphasizes pay-for-performance by placing a majority of the executives' target total direct compensation ("TTDC") at risk through the annual and long-term incentive plans. TTDC includes the current base salary, the 2023 target annual incentive plan opportunity and the fair market value of the equity awards made during fiscal year 2023. Further, the value of the equity incentive award, the largest portion of incentive pay, is based on long-term performance.

Sustainability

We issued our fifth annual Sustainability Report in June 2023, which continued to expand our disclosures on environmental, social and governance topics. We included reporting under the Sustainability Accounting Standards Board (SASB) standards and increased disclosures aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations. We held an investor sustainability call to discuss highlights from the report and give investors the opportunity to ask questions about our sustainability efforts. We remain committed to enhancing and expanding our disclosures to create an even more robust and transparent view of our overall sustainability strategy and plans.

In fiscal year 2023, the various committees of the Board of Directors continued formal oversight of management's sustainability efforts in the areas of environmental; diversity, equity and inclusion; supplier diversity; and governance to ensure progress is being made on our sustainability commitments. The corporate governance committee remains responsible for overseeing and approving the Sustainability Report. The current Sustainability Report can be found on our website at SpireEnergy.com/Sustainability.

Annual meeting of shareholders



Time and date

8:30 a.m. CST
on Thursday, January 25, 2024
Check-in beginning 8:15 a.m. CST



Place

Virtually at
www.virtualshareholdermeeting.com/SR2024



Record date

November 30, 2023

How to vote

Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals.



By internet

www.proxyvote.com



By telephone

800-690-6903



By mail

Mark your proxy card or voting instruction card, date and sign it, and return it in the postage-paid envelope provided.



At the meeting

If you decide to attend the virtual meeting, you will need your 16-digit control number and follow the instructions on the screen.

Voting matters

Proposal	Board vote recommendation	Page reference (for more detail)
Election of three directors	⊘ FOR	9
Provide advisory vote to approve the compensation of our named executive officers	⊘ FOR	32
Ratification of Deloitte & Touche LLP ("Deloitte") as our independent registered public accountant for fiscal year 2024	⊘ FOR	66

Nominees for election (page 9)

Board highlights

33%
Female directors

10
Independent directors

66
Average age

8.6
Average tenure

17%
Ethnically diverse

83%
Independent

Director breakdown by experience

Experience	Count
Leadership	12
Energy industry	10
Finance/Accounting	12
M&A/Strategy	10
Regulatory/Government	11
Corporate governance	12
Audit/Risk management	12
Cybersecurity/IT	7
Environmental	6
Human capital management	12
Safety	8
Customer service	10
Business operations	12

The following chart includes summary bios and key aspects of our Board of Directors, including directors who are nominees this year. We believe the competencies currently possessed by our directors represent a solid mix of backgrounds and experiences for the Company.



Mark A. Borer
Nominee
Retired Chief Executive Officer and Board Member
DCP Midstream Partners LP
Age: 69
Director since: 2014
Committees:
★ ●



Vinny J. Ferrari
Retired Chief Administrative Officer/Chief Operating Officer
Edward D. Jones & Co., LP
Age: 63
Director since: 2023
Committees:
● ●



Maria V. Fogarty
Nominee
Retired Senior Vice President, Internal Audit and Compliance
NextEra Energy, Inc.
Age: 64
Director since: 2014
Committees:
★ ● ●



Edward L. Glotzbach*
Retired Vice Chairman, Mergers and Acquisitions
Information Services Group
Age: 75
Director since: 2005
Committees:
● ● ●



Carrie J. Hightman
Retired Executive Vice President and Chief Legal Officer
NiSource Inc.
Age: 66
Director since: 2021
Committees:
● ● ●



Rob L. Jones
Retired Co-Head
Bank of America Merrill Lynch Commodities, Inc.
Age: 65
Director since: 2016
Committees:
● ★



Paul D. Koonce
Retired Executive Vice President and Chief Executive Officer, Power Generation Group
Dominion Energy, Inc.
Age: 63
Director since: 2023
Committees:
● ●



Steven L. Lindsey
Nominee
President and Chief Executive Officer
Spire Inc.
Age: 57
Director since: 2023
Committees:
●



Brenda D. Newberry
Retired Chairman of the Board
The Newberry Group
Age: 70
Director since: 2007
Committees:
● ★



Stephen S. Schwartz**
President and Chief Executive Officer
Azenta, Inc.
Age: 64
Director since: 2018
Committees:
● ●



Suzanne Sitherwood***
Executive Vice President, Senior Advisor
Spire Inc.
Age: 63
Director since: 2011
Committees:
●



John P. Stupp Jr.
Chairman, President and Chief Executive Officer
Stupp Bros., Inc.
Age: 73
Director since: 2005
Committees:
● ●

☆ Chair   ● Audit   ● Compensation and Human Resources   ● Corporate Governance   ● Strategy

*   In accordance with our director retirement policy set forth in the Company's Corporate Governance Guidelines, Mr. Glotzbach, who is 75, announced on November 8, 2023, that he would be retiring from the Board on the same day as the 2024 annual meeting.

**   Dr. Schwartz announced on November 8, 2023, that he would be resigning from the Board on January 25, 2024 on the same day as the 2024 annual meeting. This resignation was not the result of any disagreement with management or the Board over the Company's operations, policies or practices.

***   Ms. Sitherwood has announced her resignation from the Board effective January 1, 2024, due to her retirement from the Company.

Advisory vote to approve the compensation of our named executive officers (page 32)

As we do every year, we are again seeking shareholder advisory approval of the compensation of our named executive officers as disclosed in this proxy statement. Although the vote on this proposal is advisory and nonbinding, the compensation and human resources committee and Board will review the results of the vote and consider the collective views of our shareholders in future determinations concerning our executive compensation program.

Ratification of appointment of independent registered public accountant (page 66)

We are asking shareholders to ratify the selection of Deloitte as our independent registered public accountant for fiscal year 2024. The table contains summary information with respect to Deloitte's fees for services provided in fiscal years 2023 and 2022.

	2023	2022
Audit fees	$2,612,000	$2,500,000
Audit-related fees	330,000	243,000
Tax fees	41,462	37,654
All other fees	1,895	1,895
Total	$2,985,357	$2,782,549

Proposal 1: Election of directors

The Board of Directors is divided into three classes. Directors Borer, Fogarty and Lindsey, whose terms will expire upon the election of directors at the meeting on January 25, 2024, have been nominated to stand for reelection for terms expiring upon the election of their successors in January 2027 or their earlier removal or resignation from office. The persons named as proxies intend to vote FOR the election of the three nominees.

If any nominee becomes unavailable to serve for any reason before the meeting, which is not anticipated, the proxies will vote the shares indicated for that nominee for a person to be selected by our Board of Directors.

Information about the nominees and directors

Nominees for term expiring in 2027

Mark A. Borer



Age: 69
Director since: 2014

Independent

Committees:



Mr. Borer served as chief executive officer as well as a member of the board of directors of DCP Midstream Partners, LP from November 2006 through his retirement in December 2012. DCP Midstream Partners, LP is a public midstream master limited partnership that is engaged in all stages of the midstream business for both natural gas and natural gas liquids.

Skills relevant to Spire:

Mr. Borer's experience in the midstream natural gas business gives him hands-on knowledge of the industry. His service as a chief executive officer and member of the board of a public entity that grew significantly under his leadership provides him with experience in the operations of an energy company and the capital markets, and he possesses business and leadership expertise that assists the Board as it evaluates the Company's financial and operational risks and strategy.

Other public directorships: Mr. Borer previously served on the board of directors of Texas Eastern Products Pipeline Company, LLC and DCP Midstream Partners, LP. Most recently, he served on the board of directors of Altus Midstream Company from 2017 to 2022, where he was a member of the audit committee.

Maria V. Fogarty



Age: 64
Director since: 2014

Independent

Committees:



Ms. Fogarty served as the senior vice president of internal audit and compliance at NextEra Energy, Inc. from 2011 through her retirement in June 2014. She previously served as vice president of internal audit at that company from 2005 to 2010 and director of internal audit from April 1993 through 2004. NextEra Energy, Inc. is a leading clean energy company and the parent company of Florida Power & Light, the largest rate-regulated electric utility in Florida.

Skills relevant to Spire:

Ms. Fogarty's prior experience leading the audit function at a public energy company bolsters her knowledge of the audit and Sarbanes-Oxley requirements facing public companies today. Her industry experience at a company that grew significantly during her tenure benefits the Board, as she can provide insights into the risks, opportunities and challenges created by growth.

Other public directorships: None

★ Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

Steven L. Lindsey



Age: 57

Director since: 2023

Management

Committees:



Mr. Lindsey has served as the Company's president and chief executive officer since October 1, 2023.

Skills relevant to Spire:

Prior to being named president and chief executive officer, Mr. Lindsey spent 11 years at Spire, most recently as the Company's executive vice president, chief operating officer. In that role, he was responsible for the operations of all Gas Utilities, as well as Spire Marketing and Spire Midstream. Prior to Mr. Lindsey's time at Spire, he spent 23 years in the natural gas utility business at AGL Resources, most recently serving as president of Atlanta Gas Light, Chattanooga Gas and Florida City Gas and as senior vice president of southern operations. Mr. Lindsey has also served as the chair of the Southern Gas Association and is a member of the executive council of the American Gas Association. Mr. Lindsey will use his extensive experience in the natural gas industry to continue to shape the future strategy of the Company, both in his capacity as chief executive officer and as a member of the Board.

Other public directorships: None

⊘ Your Board of Directors recommends a vote **"FOR"** election of the above nominees as directors.

Directors with terms expiring in 2025

Carrie J. Hightman



Age: 66

Director since: 2021

Independent

Committees:



Ms. Hightman retired in January 2021 after having served as executive vice president and chief legal officer of NiSource Inc., which is a $10B market cap, $5B revenue gas and electric utility holding company listed on the New York Stock Exchange. She also served as president and chief executive officer of Columbia Gas of Massachusetts, one of the largest natural gas utilities in the commonwealth, until its sale by NiSource Inc. in October 2020. Prior to joining NiSource in 2007, Ms. Hightman served as president of AT&T Illinois and led the Energy, Telecommunications and Public Utilities practice group at Schiff Hardin LLP, a national law firm.

Skills relevant to Spire:

Ms. Hightman's broad range of experience during her more than three-decades-long business career, including gas operations, regulatory strategy, federal government affairs, ethics, corporate communications, environmental, safety, data privacy and human resources, adds depth and breadth to the Board. Her specific focus on regulated industries, crisis management and ESG, as well as her experience as a lawyer, add a new dimension and fresh perspective to the Board.

Other public directorships: None

Paul D. Koonce



Age: 63

Director since: 2023

Independent

Committees:



Mr. Koonce retired in February 2020 as executive vice president and president and chief executive officer of the Power Generation Group of Dominion Energy, Inc., which is a $33B market cap, $17B revenue gas and electric utility holding company listed on the New York Stock Exchange. He spent 20 years at Dominion in various roles, including chief executive officer of the Gas Infrastructure Group and chief executive officer of the Power Delivery Group. Prior to joining Dominion, Mr. Koonce spent more than 15 years at other companies in the energy sector.

Skills relevant to Spire:

Mr. Koonce's 38-year career in the energy industry adds expertise in strategic planning, operations planning, regulatory strategy, mergers and acquisitions, customer service, environmental, safety, risk management and human resources. His recent and extensive experience working in the utility industry brings a strong ability to assist the Board in understanding utility operations and strategic decisions.

Other public directorships: None

☆ Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

Brenda D. Newberry



Age: 70

Director since: 2007

Independent

Committees:



Ms. Newberry retired in May 2010 as chairman of the board of The Newberry Group, a provider of information technology consulting services on a global basis, specializing in information systems, technology infrastructure, data and network security, and project management services. Ms. Newberry founded The Newberry Group in 1996 following a career in technology starting in the U.S. Air Force, McDonnell Douglas, and MasterCard International where she was vice president of MasterCom, a global profit and loss business unit.

Skills relevant to Spire:

Ms. Newberry provides insight into the Company's information technology strategy and related risks and exposures. Her experience in creating and building her own businesses assists the Company as it considers growth opportunities, and her government contractor experience provides insight into conducting business in a highly regulated industry. She has obtained the NACD Directorship Certification, as well as the CERT Certificate in Cyber-Risk Oversight.

Other public directorships: None

Suzanne Sitherwood*



Age: 63

Director since: 2011

Management

Committee:



Ms. Sitherwood served as the Company's president since September 1, 2011 and chief executive officer since February 1, 2012. As of October 1, 2023, she became executive vice president, senior advisor. She will retire from the Company and the Board effective January 1, 2024.

Skills relevant to Spire:

Ms. Sitherwood has more than 40 years of experience in the natural gas industry and has overseen significant growth at the Company. During the course of her career, Ms. Sitherwood has gained extensive management and operational experience and has demonstrated a strong track record of leadership, strategic vision and business acumen. In her long tenure as the Company's chief executive officer and member of the Board, she utilizes her knowledge of the energy markets in overseeing the development of the Company's long-term strategy.

Other public directorships: None

* Ms. Sitherwood has announced her resignation from the Board effective January 1, 2024, due to her retirement from the Company.

Directors with terms expiring in 2026

Vinny J. Ferrari



Age: 63

Director since: 2023

Independent

Committees:



Mr. Ferrari retired in December 2020 from Edward Jones, where he served in various leadership roles, including general partner, chief information officer, and most recently, chief operating officer/chief administrative officer. He served on the firm's executive committee and management committee. Prior to working at Edward Jones, Mr. Ferrari worked on Wall Street for 22 years with Morgan Stanley, JJ Kenny and the Chase Manhattan Bank. He was the chair of the board of trustees and a member of the board of directors of the Securities Industry Institute.

Skills relevant to Spire:

Mr. Ferrari's experience in technology and the financial industry brings a unique and important skillset to the Board. He is able to provide insight to the Board on cybersecurity and potential risks in that area. As a former executive at a large private company, he also brings to the Board experience with operations, strategic planning, organizational optimization and crisis management.

Other public directorships: None

☆Chair ● Audit ● Compensation and Human Resources ● Corporate Governance ● Strategy

Edward L. Glotzbach*



Age: 75

Director since: 2005

Independent

Committees:



Mr. Glotzbach served as vice chairman, mergers and acquisitions, of Information Services Group from November 2007, when it acquired Technology Partners International, Inc., until his retirement in March 2012. From December 2004 to November 2007, he served as president and chief executive officer of Technology Partners International, Inc., an organization that assists clients with the evaluation, negotiation, implementation and management of information technology and business process sourcing initiatives. From October 2003 to December 2004, he served as vice president and chief financial officer of the firm. From 1970 to September 2003, he served in many positions with SBC Communications, with his most recent position there being executive vice president and chief information officer for six years.

Skills relevant to Spire:

Mr. Glotzbach brings to the Board business and leadership experience as an executive of a public company, regulated utility experience as a former executive of a telephone utility regulated by the Missouri Public Service Commission, financial expertise having served as a chief financial officer at other companies, and information technology expertise given his experience at Information Services Group and his chief information officer experience at a major telephone company. He also provides insight to the Company as to potential exposures and risks in those areas.

Other public directorships: None

* Mr. Glotzbach, who will be 75 years old prior to the 2024 annual meeting, announced on November 8, 2023, his resignation from the Board on the day of the 2024 annual meeting in accordance with the director retirement policy set forth in the Company's Corporate Governance Guidelines. At such time, the Board intends to decrease the size of the Board and the number of directors in the class with a term expiring 2026.

Rob L. Jones



Age: 65

Director since: 2016

Independent

Committees:



Mr. Jones served as co-head of Bank of America Merrill Lynch Commodities, Inc. (MLC) from 2007 until his retirement in March 2012. MLC is a global commodities trading business and a wholly owned subsidiary of Bank of America. Prior to taking leadership of MLC, he served as head of Merrill Lynch's Global Energy and Power Investment Banking Group. An investment banker with Merrill Lynch and The First Boston Corporation for over 20 years, Mr. Jones worked extensively with a variety of energy and power clients, with a particular focus on the natural gas and utility sectors. He has also served as an Executive in Residence at the McCombs School of Business at the University of Texas at Austin with a focus on energy finance.

Skills relevant to Spire:

Mr. Jones' experience in financial roles in the energy banking industry, with a particular focus on the natural gas and utility sectors, as well as his experience as a lead independent director of a publicly traded partnership, add a unique dimension to the Board and provide insight into the capital markets and financial risks and strategies.

Other public directorships: Since 2014, he has served on the board of directors of Shell Midstream Partners GP LLC, which is the general partner of Shell Midstream Partners, LP. He chaired its audit committee and served on the conflicts committee until the partnership was acquired by Shell in 2022.

John P. Stupp Jr.



Age: 73

Director since: 2005

Independent

Committees:



Mr. Stupp has been president of Stupp Bros., Inc. since March 2004, chairman and chief executive officer since March 2014 and chief executive officer of Stupp Corporation since August 1995. Through its subsidiaries, Stupp Bros., Inc. fabricates steel highway and railroad bridges, provides broadband fiber service, and offers general, steel and industrial construction services. Mr. Stupp serves as a director of Stupp Bros., Inc.

Skills relevant to Spire:

As chairman, chief executive officer and president of Stupp Bros., Inc., one of the Company's largest shareholders with a long-term investment relationship with the Company, Mr. Stupp has historic institutional knowledge of the Company and directly represents shareholder interests. Further, his experience with the various subsidiaries and investments of Stupp Bros., Inc. provides insight into the pipeline and other infrastructure industries on a national basis as well as insight into the regional economy.

Other public directorships: Mr. Stupp joined the Atrion Corp. board in 1985, where he chairs the compensation committee and serves on the audit committee.

☆ Chair   ● Audit   ● Compensation and Human Resources   ● Corporate Governance   ● Strategy

Directors not standing for election

Stephen S. Schwartz*



Age: 64

Director since: 2018

Independent

Committees:


Dr. Schwartz joined Brooks Automation, Inc. in April 2010 as president and continued to serve in that role until August 2013. He was re-appointed president in May 2016, and on October 1, 2010, he became chief executive officer. In 2022, Brooks Automation, Inc. separated its business into two different public companies, and Dr. Schwartz continues as president and chief executive officer of one of those companies, Azenta, Inc.

Skills relevant to Spire:

Dr. Schwartz has extensive leadership, operational, strategic and financial management and reporting experience as chief executive officer of a successful public company and brings to the Board a unique perspective with regard to innovation and technology based on his experience in the automation manufacturing space.

Other public directorships: Since 2010, Dr. Schwartz served on the board of Brooks Automation, Inc. After the company split in 2022, Dr. Schwartz no longer serves on the board of Brooks Automation, Inc. and instead serves on the board of Azenta, Inc.

* Dr. Schwartz announced on November 8, 2023, that he would be resigning from the Board effective as of the date of the 2024 annual meeting. This resignation was not the result of any disagreement with management or the board over the Company's operations, policies or practices.

☆ Chair   ● Audit   ● Compensation and Human Resources   ● Corporate Governance   ● Strategy

Qualifications required of all directors

The Board requires that each director be a person of high integrity with a proven record of success in his or her field and have the ability to devote the time and effort necessary to fulfill his or her responsibilities to the Company. Generally, the Board looks for persons who possess characteristics of the highest personal and professional ethics, integrity and values; an inquiring and independent mind; practical wisdom and mature judgment; and expertise that is useful to the Company and complementary to the background and experience of other Board members.

In addition, the Board conducts interviews of potential director candidates to assess intangible qualities,

including the individual's ability to ask difficult questions and to work collegially and collaboratively. The Board considers diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for Board membership. Diversity is important because the Board believes that a variety of perspectives contribute to a more effective decision-making process.

When recommending director nominees for election by shareholders, the Board and the corporate governance committee focus on how the experience and skill set of each director nominee complements those of fellow directors to create a balanced Board with diverse viewpoints and deep expertise.

Board skills and composition matrix

The following matrix sets forth, for each director, the skills they bring to the Board; their age and Board tenure; their independence; and other qualities and experiences that contribute to a diverse Board of Directors.

Skills, qualifications, and experience ★ signifies expert or highly proficient ✓ signifies significant knowledge/experience through employment or board service	Borer	Ferrari	Fogarty	Glotzbach	Hightman	Jones	Koonce	Lindsey	Newberry	Schwartz	Sitherwood	Stupp
Leadership Leadership experience as CEO or other senior executive role guiding an organization, formulating and implementing corporate strategy and long-term planning	★	★	★	★	★	★	★	★	★	★	★	★
Energy Industry Experience in utility, energy and/or nuclear operations, including oil and gas marketing and midstream operations	★		★	✓	★	★	★	★	✓		★	★
Finance/Accounting Experience in accounting, finance and capital management, including understanding financial statements and operating results	★	★	✓	★	✓	★	★	✓	✓	★	✓	✓
M&A/Strategy Experience with developing and implementing business growth strategies, evaluating transactions and understanding integration plans	★			★	✓	★	★	★	✓	★	★	✓
Regulatory/Government Experience in regulatory affairs, public policy or government, including highly regulated industries and their governing bodies	✓	✓	✓	★	★	✓	★	★	✓		★	★
Corporate Governance Experience with governance and compliance practices, board management and succession planning, management accountability, and protecting shareholder and stakeholder interests	✓	✓	★	★	★	✓	✓	✓	★	★	✓	★
Audit/Risk Management Experience with identifying, overseeing and controlling business and financial risks, especially those risks that may impact operations and shareholder value	✓	★	★	★	✓	★	★	✓	✓	★	✓	✓
Cybersecurity/IT Experience managing cybersecurity and information security risks, and understanding the cybersecurity threat landscape		★	✓	✓				✓	★	✓	✓	
Environmental Experience overseeing or advising on environmental, climate or environmental sustainability practices, understanding and managing environmental policies and risks	✓				★		✓	✓			✓	✓
Human Capital Management/Executive Compensation Experience in building and retaining talent in a competitive workforce, including exposure to compensation and benefits, and succession planning programs	★	✓	✓	★	✓	✓	★	✓	✓	★	✓	★
Safety Experience monitoring and overseeing safety and physical security measures necessary to keep employees and the public safe	★			✓	✓		★	★		✓	✓	★
Customer Service Experience in a customer-facing industry, with an understanding of customer expectations and customer experience	✓	★	✓	★		✓	★	✓	✓	★	✓	
Business Operations Experience with operational oversight of a business and the administrative and financial oversight that accompanies such a role	★	★	★	★	★	★	★	★	★	★	★	★

Board tenure and demographics	Borer	Ferrari	Fogarty	Glotzbach	Hightman	Jones	Koonce	Lindsey	Newberry	Schwartz	Sitherwood	Stupp
Female			●		●				●		●	
Male	●	●		●		●	●	●		●		●
White	●	●		●	●	●	●	●		●	●	●
Hispanic			●									
Black or African American									●			
Veteran									●			●
Disability									●			
Tenure (# of years as of 12/1/23)	10	0	10	19	2	8	0	0	17	6	13	19
Age (as of 12/1/23)	69	63	64	75	66	65	63	57	70	64	63	73
Independent	●	●	●	●	●	●	●		●	●		●

Governance

Corporate governance at a glance

Board independence	• Our Board chair is independent*
	• 10 out of our 12 directors are independent*
	• Our CEO and former CEO are the only non-independent directors
	• Among other duties, our chair leads quarterly executive sessions of the independent directors to discuss certain matters without management present
Board composition and diversity	• The Board consists of 12 directors*
	• The Board includes four women and eight men*; two of our directors are racially diverse
	• The Board regularly assesses its performance through Board and committee self-evaluations, as well as peer reviews of individual directors
	• The corporate governance committee regularly leads the full Board in considering Board competencies and alignment with Company strategy
	• The Board is actively engaged in Board succession planning and has adopted the Board of Directors Succession Planning and Diversity Policy
	• Directors are required to retire from the Board at the annual meeting after reaching age 75
Board committees	• We have four Board committees – audit, compensation and human resources, corporate governance and strategy; audit and corporate governance committees are chaired by female directors
	• All committees (except for the strategy committee on which our CEO and former CEO serve) are composed entirely of independent directors
	• The Board periodically rotates committee chairs and members
Leadership structure	• Our Board chair is independent*
	• The Board members elect our chair annually
	• Two of our committee chairs are female directors
Risk oversight	• Our full Board is responsible for risk oversight and has designated specific committees to lead the oversight efforts with regard to certain key risks
	• Our Board oversees management as it fulfills its responsibilities for the assessment and management of risks
Sustainability oversight	• The Board has assumed formal oversight of sustainability issues, and has assigned specific oversight duties to the Board committees (environmental and supplier diversity are overseen by the strategy committee; diversity, equity and inclusion is overseen by the compensation and human resources committee; and governance is overseen by the corporate governance committee)
Management succession planning	• The Board actively monitors our succession planning and personnel development and receives regular updates on employee engagement matters
Open communication	• We encourage open communication and strong working relationships among the chair, the CEO and the other directors
	• Our directors have access to management and employees
Director stock ownership	• Our directors are required to own shares of our common stock equal in value to at least six times their annual cash retainer, or $600,000 ($630,000 beginning in 2024); they may not dispose of shares until they reach this level
Accountability to shareholders	• We use majority voting in director elections (plurality voting in contested elections)
	• We actively reach out to our shareholders through our engagement program
	• Shareholders can contact our Board, Board chair or management by regular mail

* This information does not reflect the retirement of Ms. Sitherwood on January 1, 2024, or the resignations of Mr. Glotzbach and Dr. Schwartz on the date of the 2024 annual meeting.

Board and committee structure

Our Board currently consists of 12 directors, 10 of whom are independent. As discussed above, Ms. Sitherwood has announced her retirement from the Company and the Board effective January 1, 2024, Mr. Glotzbach has announced his retirement from the Board on the date of the 2024 annual meeting in accordance with our director retirement policy, and Dr. Schwartz has announced his resignation from the Board on the date of the 2024 annual meeting. Under our Corporate Governance Guidelines, the chair may be an officer or may be an independent member of the Board, at the discretion of the Board. The Board believes it should be free to use its business judgment to determine what is best for the Company in light of all the circumstances. Mr. Glotzbach is currently chair of the Board. A new Board chair will be elected at the January Board meeting in connection with Mr. Glotzbach's retirement.

As chair, Mr. Glotzbach leads the Board in the performance of its duties by working with the chief executive officer to establish meeting agendas and content, engaging with the leadership team between meetings and providing overall guidance as to the Board's views and perspective.

Mr. Lindsey, as chief executive officer effective October 1, 2023, focuses on setting the strategy for the Company, overseeing daily operations, developing our leaders and promoting employee engagement throughout the Company.

During fiscal year 2023, there were 13 meetings of our Board of Directors. All directors attended 75% or more of the aggregate number of meetings of the Board and applicable committee meetings, except as follows. Messrs. Ferrari and Koonce were not appointed to the Board until July 2023, and were not appointed to committees until August 2023. Mr. Borer attended nine out of 13 Board meetings during fiscal year 2023. The four meetings he missed all took place over a one-week period. Mr. Borer's absence was due to a personal medical issue which is not anticipated to affect his attendance at future meetings. All directors attended the last annual meeting of shareholders other than Messrs. Ferrari and Koonce, who were not yet on the Board.

The standing committees of the Board of Directors include the audit, compensation and human resources, corporate governance and strategy committees.

Board evaluation process

How we evaluate our Board, committee and individual director performance

1 Conversations

In fiscal year 2023, Mr. Glotzbach, the Board chair, conducted individual conference calls with each director during which they discussed the performance of: (1) the Board, (2) each committee on which the director serves, and (3) each of the other individual directors. Mr. Glotzbach and each director also discussed what skills and attributes the Board should seek in future directors.

2 Feedback shared

Mr. Glotzbach compiled and summarized the results of the conversations. He shared feedback with each committee chair regarding the performance of the respective committees, and he met with each director privately to discuss the input he received regarding their individual performance. The entire Board, including Ms. Sitherwood and Mr. Lindsey, discussed the feedback regarding the Board and the committees.

3 Feedback incorporated

The corporate governance committee used the feedback about each director as a starting point for its conversation regarding which directors to nominate for reelection at the annual meeting. The directors agreed that this evaluation process allowed them to share their thoughts and input directly and transparently.

How we determine whether the Board has the right skills and experience

The corporate governance committee supports the Board in its development and maintenance of the Board succession plan. Each year, the corporate governance committee leads the Board in discussions regarding whether the Board possesses the appropriate mix of experiences, skills, attributes and tenure it needs to provide oversight and direction in light of the Company's current and future business environment and strategic direction, all with the objective of recommending a group of directors that can best continue our success and represent our shareholders' interests.

Through this process, the Board identified two candidates in fiscal year 2023 with skills that were deemed to be critical to the Board performing its oversight role, and these candidates were appointed to the Board. Vinny J. Ferrari and Paul D. Koonce were appointed to the Board in July 2023, and these new directors bring valuable expertise in cybersecurity, gas utility industry strategy, and executive and operating experience. The corporate governance committee and Board are committed to developing a diverse pool of potential candidates for future Board service and maintaining a diverse and well-rounded Board.

Governance

Director onboarding and continuing education

In an effort to ensure the directors possess the necessary and appropriate skills and knowledge, all incoming directors participate in the Company's orientation for new directors, which involves meetings between the new directors and leaders of various functional areas of the Company. The corporate governance committee also identifies educational programs on topics appropriate for public company board members, which the directors are encouraged to attend. Additionally, management arranges for speakers during Board and committee meetings to address timely topics, such as new legal and regulatory requirements that apply to the Company and industry

updates. During the Board's strategy sessions, directors hear presentations from, and engage in discussions with, speakers on numerous strategic and educational topics.

The Board, under the guidance of Mr. Glotzbach, has continued to develop a long-term Board succession plan that encompasses Board structure, mandatory and potential director and senior officer retirements, the evolving strategy of the Company, and the current and future skills and attributes required for the Board to effectively perform its oversight role.

Board committees and their membership

The following chart shows the fiscal year 2023 membership of our Board committees, committee meetings and committee member attendance while serving on the committee.

	Audit	Compensation and human resources	Corporate governance	Strategy
Number of meetings held	4	5	4	4
Borer*	—	80%	—	75%
Ferrari***	—	—	—	—
Fogarty	100%	40%**	100%	—
Glotzbach	100%	100%	—	100%
Hightman	100%	—	50%**	100%
Jones	50%**	—	50%**	100%
Koonce***	—	—	—	—
Lindsey****	—	—	—	—
Newberry	100%	—	100%	—
Schwartz	50%**	—	50%**	100%
Sitherwood	—	—	—	100%
Stupp	—	100%	100%	—

*   Mr. Borer's absence was due to a personal medical issue which is not anticipated to affect his attendance at future meetings.
**   Committee assignments were changed effective February 1, 2023, so certain directors were only on committees for part of the fiscal year.
***   Messrs. Ferrari and Koonce were appointed to the Board in July 2023 but were not appointed to committees until August 2023, and no committee meetings were held in fiscal year 2023 following their committee appointments.
**** Mr. Lindsey was not a member of the Board during fiscal year 2023. His appointment was effective October 1, 2023.

Our Board has delegated certain of its responsibilities to committees to provide for more efficient Board operations and allow directors to engage in deeper analysis and oversight in specific areas. The members and committee chairs are appointed by the Board on recommendations from the corporate governance committee. The chair

of each committee helps develop the agenda for that committee and updates the Board after each regular committee meeting and otherwise as appropriate. Each committee reviews its charter annually. The primary responsibilities and membership of each committee are below.

Audit committee

Members:	Key responsibilities:
Ms. Fogarty (Chair) Mr. Ferrari Mr. Glotzbach Ms. Hightman Ms. Newberry Dr. Schwartz **Meetings in fiscal 2023:** 4	The audit committee: • Assists the Board in fulfilling the Board's oversight responsibilities with respect to the quality and integrity of the financial statements, financial reporting process and systems of internal controls; • Assists the Board in monitoring the independence and performance of the independent registered public accountant and the internal audit department; and • Assists the Board in overseeing the operation of the Company's ethics and compliance programs. All audit committee members were determined by the Board to be independent and financially literate in accordance with New York Stock Exchange requirements. Ms. Fogarty has been determined to be the financial expert for the audit committee. The audit committee report is included on page 66.

Compensation and human resources committee

Members:	Key responsibilities:
Mr. Borer (Chair) Mr. Ferrari Ms. Fogarty Mr. Glotzbach Mr. Stupp **Meetings in fiscal 2023:** 5	The compensation and human resources committee: • Assists the Board in the discharge of its responsibilities relative to the compensation of the Company's executives; • Reviews and makes recommendations to the Board relative to the Company's short-term and long-term incentive plans; • Reviews management's risk assessment of the Company's compensation practices and programs; • Assists the Board in the oversight of succession planning for executive officers; • Oversees the Company's diversity, equity and inclusion initiatives; • Oversees the investments of the qualified defined benefit pension plans; and • Reviews and provides feedback to management on key aspects of the Company's human resources policies and programs, including employee recruitment, retention and development. All compensation and human resources committee members were determined by the Board to be independent in accordance with the New York Stock Exchange requirements. The committee engaged Semler Brossy Consulting Group LLC ("Semler Brossy") as its independent compensation consultant for fiscal year 2023. **Compensation committee interlocks and insider participation:** There are no compensation and human resources committee interlocks and no insiders are members of the committee. The compensation and human resources committee report is included on page 50.

Corporate governance committee

Members:	Key responsibilities:
Ms. Newberry (Chair) Ms. Fogarty Ms. Hightman Mr. Jones Mr. Koonce Mr. Stupp **Meetings in fiscal 2023:** 4	The corporate governance committee: • Considers and makes recommendations to the Board relative to corporate governance and its Corporate Governance Guidelines; • Assists the Board in annually assessing what skills would be beneficial to the Company for the Board to possess and whether those skills are represented sufficiently by the existing members and identifying individuals qualified to become Board members; • Makes recommendations to the Board regarding director compensation, with input from Semler Brossy and Total Rewards Strategies; • Assists the Board in identifying appropriate educational opportunities for Board members and encouraging periodic attendance; • Periodically arranges for Board education sessions addressing timely governance topics; • Reviews and approves any related-party transactions; • Recommends committee chair and member appointments to the full Board; • Oversees periodic outreach to institutional shareholders to obtain feedback on various governance topics; and • Oversees the development of the Sustainability Report. All corporate governance committee members were determined by the Board to be independent in accordance with New York Stock Exchange requirements.

Governance

Governance

Strategy committee

Members:	Key responsibilities:
Mr. Jones (Chair) Mr. Borer Mr. Glotzbach Ms. Hightman Mr. Koonce Mr. Lindsey Dr. Schwartz Ms. Sitherwood **Meetings in fiscal 2023:** 4	The strategy committee: • Oversees the development of the Company's corporate strategy, including the Company's long-range strategic plan and advanced strategy; • Oversees the Company's strategy in the areas of innovation, acquisitions and development opportunities, and public affairs; • Oversees the Company's financing and capital management plans and strategies; and • Oversees the plan and efforts to be a carbon neutral company by midcentury, as well as other related environmental and supplier diversity initiatives.

Sustainability oversight

The Board has delegated authority and responsibility for oversight of environmental, social and governance issues to the compensation and human resources, corporate governance and strategy committees as follows:

Compensation and human resources committee

• Oversees the Company's diversity, equity and inclusion initiatives and progress toward goals related to such initiatives, including employee recruitment, retention, development and succession planning efforts that support such initiatives.

• Receives periodic updates and provides guidance to management on human resources matters, including special initiatives; employee development, engagement and wellbeing; and the annual culture survey.

• Oversees executive succession planning structure and efforts to ensure the Company is ready for retirements and unplanned vacancies.

Corporate governance committee

• Oversees the corporate governance practices of the Board and the Company, and recommends to the Board such changes as the committee deems appropriate.

  – Management assists with this effort by timely keeping the committee apprised of the corporate governance practices of the Board and Company that are not consistent with leading practice.

• Oversees the development of the Sustainability Report.

Strategy committee

• Oversees the Company's strategy, plan and efforts to be carbon neutral by midcentury, as well as other related environmental initiatives, and progress toward established targets in these areas.

• Oversees the results of the Company's safety and reliability initiatives.

• Receives periodic updates regarding the development and implementation of the Company's supplier diversity program.

Risk oversight

Management is responsible for assessing and managing risk exposures on a day-to-day basis, and the Board is responsible for overseeing the Company's risk management. In its oversight role, the Board and its committees ensure the Company promotes a risk-aware culture and decision-making process. More specifically,

the Board has oversight responsibility for the Company's overall business risk management process, which includes the identification, assessment, mitigation and monitoring of key business risks on a companywide basis. The Board has delegated certain risk oversight responsibilities to its committees:

Audit committee

Oversees risks associated with financial and accounting matters, including:

- Compliance with all legal and regulatory requirements; and
- Internal control over financial reporting.

Compensation and human resources committee

Oversees risks associated with the Company's:

- Compensation policies and practices, and ensures incentives and other forms of pay do not encourage unnecessary or excessive risk-taking;
- Executive officer succession planning;
- Pension plan funding; and
- Culture and workforce composition.

Corporate governance committee

Oversees risks associated with corporate governance, including:

- Board leadership structure;
- Director succession planning; and
- The Sustainability Report.

Strategy committee

Oversees risks associated with the Company's:

- Long-range plan, investment strategies, capital structure and financial needs;
- Growth strategies; and
- Plan and efforts to be a carbon neutral company by midcentury, as well as other related environmental initiatives.

At the management level, the Company has an officer charged with overseeing the implementation of the enterprise risk management process at the Company. The officer's efforts are supported by the Board of Directors, executive leadership and several other leaders across the Company who guide the effort to develop, document and maintain risk mitigation plans. A risk committee also meets throughout the year to assist in identifying, prioritizing and monitoring risks.

Because of the use of commodity-based derivatives by three of the Company's subsidiaries, there is also a risk committee that focuses on the risks and exposures in the commodity-based derivatives markets. Senior leaders of the Company receive periodic updates on the activities of the risk committees, as well as prompt notice of events that may require immediate action by the Company.

Cybersecurity

Cybersecurity is a priority addressed by the full Board at every regular Board meeting with the relevant functional leaders of the Company, including in-person reports by the chief information officer and the managing director of information security. The Board receives and discusses these reports, which focus on the cybersecurity program and related risks, and provide an update on any cybersecurity events or occurrences. Management also provides updates to the Board between regular Board meetings to the

extent events warrant. These updates and discussions enable the Board to oversee and manage the Company's cybersecurity risks.

The Company's cybersecurity program includes a process staffed by senior legal, technology, risk and security leaders to evaluate, escalate and communicate cybersecurity incidents. Management also conducts annual phishing exercises, security awareness training, external penetration testing and tabletop exercises, and reviews metrics monthly.

Governance

Compensation risk assessment

Every year, management, with oversight by the compensation and human resources committee, conducts a risk assessment of the Company's compensation programs, policies and practices for its employees, including the Company's executive compensation program and practices. This risk assessment includes consideration of the mix and amount of compensation:

- in cash and equity;
- with short-term and long-term performance goals;
- with individual, business unit, safety and corporate performance objectives; and
- dependent on financial and non-financial performance measurement.

The assessment also considers the risk mitigation impact of stock ownership guidelines and retention requirements, Company stock trading and blackout policies, the use of multiple types of metrics, the caps set on incentive compensation, and the role of the compensation and human resources committee and its independent consultant.

Management regularly assesses risks related to our compensation programs, including our executive compensation programs. At the compensation and human resources committee's direction, its independent compensation consultant Semler Brossy and management provide ongoing information regarding compensation factors that could mitigate or encourage excessive risk-taking.

In fiscal year 2023, management determined, and the compensation and human resources committee agreed, that the risks relative to the Company's compensation policies and practices would not result in a material adverse effect on the Company.

Director independence

The Board of Directors believes a majority of the directors should be independent and determined the following members are independent: Borer, Ferrari, Fogarty, Glotzbach, Hightman, Jones, Koonce, Newberry, Schwartz, and Stupp. Mr. Lindsey, the Company's president and chief executive officer, and Ms. Sitherwood, the Company's former president and chief executive officer, are the only non-independent members of the Board. Ms. Sitherwood announced her resignation from the Board effective January 1, 2024 in connection with her retirement from the Company. In determining the independence of directors, the Board found that none of the directors, other than Mr. Lindsey or Ms. Sitherwood, have any material relationship with the Company other than as a director.

In making these determinations, the Board considers all facts and circumstances as well as certain prescribed standards of independence, which are included with our Corporate Governance Guidelines at www.SpireEnergy.com in the Investors/Governance section. The Director Independence Standards adopted by the Board largely reflect the New York Stock Exchange standards, except our adopted standards provide that the Board need not consider material the provision of natural gas service to any director or immediate family member of the director or director-related company pursuant to the tariffed rates of the Company's utilities.

The independent members of the Board meet in executive session at least quarterly, which sessions are led by Mr. Glotzbach, the current chair of the Board. Each quarter, the chair solicits from other Board members topics for discussion in those sessions. Topics include the performance of the chief executive officer, executive succession planning, executive compensation matters, Board succession planning and the Company's strategy.

All the members of the audit, compensation and human resources, and corporate governance committees are independent under our Director Independence Standards as well as under the standards of the New York Stock Exchange.

Corporate governance documents

Our key corporate governance documents include:

- Corporate Governance Guidelines
- Charters of each of the audit, compensation and human resources, and corporate governance committees
- Code of Conduct
- Financial Code of Ethics
- Related Party Transaction Policy and Procedures
- Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services
- Director Independence Standards

All of these documents, other than the Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services, are available at www.SpireEnergy.com in the Investors/Governance section, and a copy of any of these documents will be sent to any shareholder upon request.

Corporate Governance Guidelines

The Board generally conducts itself in accordance with its Corporate Governance Guidelines. The guidelines, among other matters, provide:

- the independent directors may elect a lead director if there is no independent chair;
- the corporate governance committee will review with the Board, on an annual basis, the requisite skills, characteristics and qualifications to be sought in new Board members as well as the composition of the Board as a whole, including assessments of members' qualification as independent and consideration of diversity, age, skills and experience in the context of the needs of the Board;
- a director who retires, changes employment or has any other significant change in his or her professional roles and responsibilities must submit a written offer to resign from the Board; the corporate governance committee will then make a recommendation to the Board regarding appropriate action, taking into account the circumstances at that point in time;
- directors must limit their service to a total of three boards of publicly traded companies (including our Company) and should advise the chair of the Board

and the corporate governance committee chair before accepting an invitation to serve on another public company board;

- directors are expected to attend the annual meeting of shareholders and meetings of the Board and the committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities;
- the Board and its committees conduct annual assessments of their performance as well as assessments of the performance of each individual director;
- directors have access to executives of the Company;
- the Board and each committee have the ability to hire independent legal, financial or other advisors as they may deem necessary, at the Company's expense, without consulting or obtaining the approval of any officer of the Company;
- a director must retire from the Board at the annual meeting of shareholders following the director's 75th birthday; and
- all new directors participate in the Company's orientation for new directors, and directors are encouraged to attend educational programs.

Related Party Transaction Policy and Procedures

Our Related Party Transaction Policy and Procedures is used by our corporate governance committee to determine whether to pre-approve transactions with our directors, executive officers, 5% or greater shareholders, and their immediate family members. The corporate governance committee reviews all such transactions, regardless of amount. Based on its consideration of all the relevant facts and circumstances, the committee will decide whether or

not to approve the transaction and will approve only those transactions it determines to be in the best interest of the Company.

If the Company becomes aware of an existing transaction with a related party that has not been approved under the policy, the matter will be referred to the committee. The committee will evaluate all options available, including ratification, revision or termination of such transaction. The policy also includes certain transactions that are deemed pre-approved because they do not pose a significant risk of a conflict of interest. Such pre-approved transactions include the provision of natural gas service to any of the related parties by our utility subsidiaries in

accordance with their respective tariffed rates and those transactions at such a level as not to be material to the Company or the related party.

There were no related party transactions in fiscal year 2023 requiring committee action.

Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services

Consistent with Securities and Exchange Commission (SEC) requirements regarding accountant independence, the audit committee recognizes the importance of maintaining the independence, in fact and appearance, of our independent registered public accountant. To this end, the audit committee adopted a policy to pre-approve all audit and permissible non-audit services provided by the independent accountant.

Under the policy, the committee or its designated member must pre-approve services prior to commencement of the specified service. Any pre-approvals by the designated member between meetings will be reported to the audit committee at its next meeting. The requests for pre-approval are submitted to the audit committee or its designated member, as applicable, by both the independent accountant and the Company's chief financial officer or designee and must include (i) written description of the services to be provided in detail sufficient to enable the audit committee to make an informed decision with regard to each proposed service,

and (ii) joint statement as to whether, in their view, the request or application is consistent with the SEC's and Public Company Accounting Oversight Board's (PCAOB) rules on auditor independence.

The pre-approval fee levels are established and reviewed by the audit committee periodically, primarily through a quarterly report provided to the audit committee by management. Any proposed services exceeding these levels require specific pre-approval by the audit committee. Generally, after review of the pre-approved services incurred each quarter, the audit committee resets the pre-approval dollar level. At each regularly scheduled audit committee meeting, the audit committee reviews the following:

- a report provided by management summarizing the pre-approved services, or grouping of related services, including fees; and
- a listing of newly pre-approved services since its last regularly scheduled meeting.

Audit committee's review of independent auditor

The audit committee is directly responsible for the appointment, oversight, qualification, independence, performance, compensation and retention of the Company's independent registered public accounting firm, including audit fee negotiations and approval. An important element of this oversight is the lead client service partner's quarterly meetings with Ms. Fogarty, the audit committee chair, and monthly meetings with Mr. Glotzbach, who serves on the audit committee and chairs the Board.

Annually, the committee evaluates whether retaining Deloitte as the Company's independent auditor for the upcoming year is in the best interest of Spire and its shareholders. As part of this analysis, the committee considers, among other factors:

- how effectively Deloitte is maintaining its independence as demonstrated by exercising judgment, objectivity and professional skepticism;

- the quality, candor, timeliness and effectiveness of Deloitte's communications with the committee and management;
- the adequacy of information provided on accounting issues, auditing issues and regulatory developments affecting utility companies;
- the lead client service partner's performance;
- whether Deloitte's known legal risks include involvement in proceedings that could impair its ability to perform the annual audit;
- reports of the PCAOB and other available data regarding the quality of work performed by Deloitte;
- the ability of Deloitte to meet deadlines and respond quickly;
- the geographic reach and expertise of Deloitte in terms of quantity, quality and location of staff;

- Deloitte's long tenure and experience as the Company's auditor; and

- the historical and proposed Deloitte fees charged to the Company.

The committee also factors in the relative costs, benefits, challenges, overall advisability and potential impact of selecting a different independent public accounting firm.

As part of its role in overseeing the external auditors, the committee is responsible for the selection of the Deloitte lead client service partner, and as required by law, ensures rotation of the lead partner every five years. At the beginning of the new lead partner selection process, Deloitte provides a list of candidates to members of senior management, who, in turn, evaluate and interview the candidates and submit a recommendation to the committee. The committee considers senior management's recommendations and those of Deloitte leadership; evaluates the qualifications, strengths and weaknesses of the candidates; and selects the lead client service partner.

Other key governance policies and practices

Plurality voting

The Company's bylaws provide for plurality voting in the event the election of directors is contested.

Director resignation

The Company's bylaws require that if a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director must promptly tender his or her resignation to the Board of Directors. The corporate governance committee is required to make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken.

Board of Directors Succession Planning and Diversity Policy

The Board has adopted a written policy acknowledging the importance of diversity in its broadest sense in the boardroom as a driver of Board effectiveness. Diversity encompasses diversity of perspective, experience, background (including nationality), personality type, cognitive and personal strengths and other personal attributes, as well as diversity of gender, social and ethnic backgrounds.

During the past year, our Board's succession planning efforts have focused primarily on the composition of our Board and its committees; the individual skill sets of current members and additional skills that could be beneficial for the Board and its committees in light of the Company's strategy and emerging risks; upcoming retirements under our director retirement policy; our commitment to Board diversity; and strategies for identifying and recruiting new directors. The Board has also focused specifically on succession planning for the Board chair and committee chair roles.

Each director provided written input in response to a survey distributed by the corporate governance committee soliciting thoughts concerning the skills and attributes the Board and individual directors should possess. The Board's subsequent conversations and approach were informed by the results of this survey, our Company's engagement with shareholders and other stakeholders as well as the Board's annual self-evaluation and director nomination processes.

Our Board is focused on balancing new perspectives and the experience of existing directors while undergoing an orderly transition of roles and responsibilities on the Board and its committees. The Board conducted a director search in 2023 based on desirable skills and experience that had been identified by the Board, and appointed Vinny J. Ferrari and Paul D. Koonce to the Board in July 2023. These directors bring expertise in cybersecurity, gas utility industry strategy, and executive and operating experience that the Board believes will complement and enhance the existing experience on the Board.

Management succession planning

Succession planning for the CEO and executive officers is directly overseen by the Board and the compensation and human resources committee, which conducts an annual review of the succession plans for our CEO and other executives and receives periodic updates on the plans. Our CEO and the compensation and human resources committee, in turn, review the succession plans annually with the full Board.

The Board engaged in a robust CEO search process during fiscal year 2023 after Ms. Sitherwood announced her plans to retire effective January 1, 2024. The Board engaged an executive recruitment firm to assist in conducting a nationwide search, which included a diverse pool of both external and internal candidates. The Board identified the top skills and qualities that would be important for the Company's next CEO, and also relied on third-party leadership assessments to ensure that any candidates would be a strong fit for the Company. After completing this search, the Board named Steven L. Lindsey as president and CEO, effective October 1, 2023. Mr. Lindsey had served as executive vice president, chief operating officer for the Company prior to being named president and CEO. Mr. Lindsey's appointment reflects the strength of the Company's succession planning process.

In addition, Mr. Darrell's retirement on December 1, 2023, was anticipated by the Board and management due to Mr. Darrell reaching normal retirement age, and the Company's succession planning process resulted in two internal candidates being named to assume Mr. Darrell's responsibilities as Chief Compliance and Legal Officer.

A key responsibility of the CEO and the Board is ensuring an effective process is in place to provide continuity of leadership over the long term at all levels of the Company. To that end, management implemented an updated succession-planning program throughout Spire during fiscal year 2023.

These succession plans reflect the Board's belief that internal candidates for the CEO and other executive positions should be regularly identified and that diverse candidates should be developed for consideration when a transition is planned or necessary. Accordingly, management has identified internal candidates in various phases of development and has implemented development plans to ensure the candidates' readiness.

The development plans identify the candidates' strengths and developmental opportunities, and the compensation and human resources committee receives periodic updates and regularly reviews the candidates' progress. As part of the process, the Board engages with potential successors at Board meetings and in less formal settings to allow directors to personally assess candidates. Although Spire prefers to develop successors from existing employees, the Company may recruit externally if doing so would better suit strategic needs.

The compensation and human resources committee believes the Company's succession planning process provides a good structure to ensure that the Company will have qualified successors for its executive officers. The Board has adopted a plan that establishes the process for addressing the unexpected absence of the CEO that may occur as a result of death, illness, disability or sudden departure. This plan also addresses the unexpected absence of key executive officers and the chair of the Board.

Clawback policies

We have a policy that addresses recoupment of amounts from executive officers' and other employees' performance-based awards under the annual and long-term incentive plans to the extent that they would have been materially less were it not for financial statement errors, fraud or intentional, willful or gross misconduct.

In October 2023, the Board adopted a second clawback policy that complies with the requirements set forth by the Securities and Exchange Commission and the New York Stock Exchange regarding the recoupment of incentive compensation in the event of an accounting restatement. The new policy can be found as an exhibit to the 2023 Annual Report on Form 10-K.

Prohibition of hedging/pledging of stock

Our policy on the purchase and sale of securities prohibits executive officers and board members from: (i) entering into hedging transactions with respect to

Company securities, including, without limitation, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company's securities; and (ii) holding Company stock in a margin account or pledging Company stock as collateral for a loan. Negative pledges are not prohibited by this policy.

Board engagement with management

On a monthly basis, Mr. Glotzbach, the chair of the Board, meets with our CEO and certain members of the management team, depending on the topics to be discussed. This is an opportunity for management to have timely conversations with the chair regarding key Company updates. The topics discussed typically include progress on strategic initiatives, leadership development and management succession planning, governance items and financial updates. Mr. Glotzbach is also accessible to management on an as-needed basis between monthly meetings to provide guidance and oversight on key, time-sensitive issues. Committee chairs are similarly available to management on an as-needed basis.

Shareholder outreach

Our investor relations and corporate governance teams reach out to our largest institutional investors biannually, seeking their input and feedback regarding governance topics and our disclosure practices. This year, we specifically requested feedback on our sustainability efforts and related disclosures. We continue to seek input and guidance on our proxy statement and governance practices and disclosures, as well.

Shareholder nominee recommendations and nominee qualifications

Shareholders who wish to recommend director nominees for the 2025 annual meeting should make their submission to the corporate governance committee no later than October 27, 2024 and no earlier than September 27, 2024, by submitting it to:

Corporate Governance Committee Chair
c/o Spire Inc.
700 Market Street
St. Louis, MO 63101
Attn: Corporate Secretary

Candidates properly recommended by shareholders will be evaluated by the committee using the same criteria as applied to other candidates as described on page 13.

Correspondence with the Board

Those who desire to communicate with the independent directors should send correspondence addressed to:

Chair of the Board
c/o Spire Inc.
700 Market Street
St. Louis, MO 63101
Attn: Corporate Secretary

All appropriate correspondence is forwarded directly to the chair of the Board. The Company does not, however, forward spam, sales, marketing or mass mailing materials; product or service complaints or inquiries; new product or service suggestions; resumes and other forms of job inquiries; or surveys. However, any filtered information is available to any director upon request.

Directors' compensation

The corporate governance committee periodically reviews director compensation relative to data of the Company's comparator group. The basic retainers and fees payable in fiscal year 2023 are set forth below. No retainers or fees are paid to directors who are executives or employees of the Company and its subsidiaries.

Annual Board cash retainer	$100,000
Annual Board stock retainer	120,000
Chair of the Board annual retainer	100,000
Audit committee chair annual retainer	15,000
Compensation and human resources committee chair annual retainer	15,000
Corporate governance committee chair annual retainer	13,000
Other committee chair annual retainer	13,000

The amount and form of the annual Board retainer are fixed annually by vote of the Board. Each year, the corporate governance committee reviews peer and market research on amounts and structure of board of director fees and makes a recommendation to the Board regarding the amount and structure of the Board fees.

Since February 1, 2022, the annual retainer has been $220,000, of which the cash portion is $100,000 and $120,000 is payable in shares of our common stock. The number of shares is determined by dividing the total equity grant value by the closing stock price of our common stock on the grant date and rounding to the nearest 10 shares. There are no additional meeting fees. The directors' stock ownership requirement is six times the annual cash retainer.

After a review of director compensation was performed by Total Rewards Strategies, an independent compensation consultant, the Board determined that peer company data supported an increase in director compensation. Effective February 1, 2024, the annual retainer will increase to $230,000, of which the cash portion is $105,000 and $125,000 is payable in shares of our common stock. The annual retainer for the Chair of the Board will increase to $105,000, the annual retainer for the chair of the audit committee will increase to $18,000, the annual retainer for the chair of the compensation and human resources committee will increase to $16,000, and the annual retainer for the chairs of the corporate governance and strategy committees will increase to $15,000.

The Company's Deferred Income Plan ("DIP") allows directors to elect to defer all or a portion of their annual fees and equity awards. If a director elects to defer all or a portion of the annual equity grant, the deferred portion is awarded as phantom shares, and upon vesting an amount of money equal to the value of the shares at vesting is credited to the Company Stock Fund in the director's DIP account. Dividends paid on deferred equity are credited to the director's DIP account to any fund instructed by the director other than the Company Stock Fund. Directors may not transfer deferred equity out of the Company Stock Fund until after they retire from the Board. Directors who elect to defer all or a portion of their annual Board fees may invest their deferred fees in any fund in the DIP other than the Company Stock Fund.

The Board has imposed a limit of $400,000 per director on the annual amount of the restricted stock retainer that could be approved by the Board for payment to independent directors. The table below discloses the compensation paid or earned by all those who served as Company directors in fiscal year 2023. Not included in the table is the Retirement Plan for Non-Employee Directors, in which participation and benefits have been frozen since November 1, 2002. Under that plan, a non-employee director who had at least five years of service as a director of the Company or its predecessor as of November 1, 2002, qualified for an annual payment after retirement in an amount equal to the Board retainer on November 1, 2002 ($18,000), with such payments being made for the longer of 10 years or life. Ms. Van Lokeren, who retired from the Board on January 26, 2023, was the only director eligible under this plan.

Name	Fees earned or paid in cash	Stock awards[1]	Nonqualified deferred compensation earnings[2]	Total
Borer	$115,000	$120,188	$ 17,943	$253,131
Ferrari	20,161	—	—	20,161
Fogarty	115,000	120,188	10,004	245,192
Glotzbach	200,000	120,188	134,667	454,855
Hightman	100,000	120,188	—	220,188
Jones	113,000	120,188	—	233,188
Koonce	20,161	—	—	20,161
Newberry	113,000	120,188	9,929	243,177
Schwartz	100,000	120,188	—	220,188
Stupp	100,000	120,188	—	220,188
Van Lokeren	33,333	—	58,220	91,553

(1) Amounts calculated are the grant date fair value of awards granted during the fiscal year using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, "Compensation—Stock Compensation" (FASB ASC Topic 718). See Note 3, Stock-Based Compensation, of the Notes to Consolidated Financial Statements in the 2023 Annual Report on Form 10-K for a discussion regarding the manner in which the fair value of these awards is calculated, including assumptions used.

The table below provides more details relative to the restricted stock awards made under the 2015 Equity Incentive Plan that vested in fiscal year 2023:

Name	Number of shares awarded in fiscal year 2023	Number of phantom shares awarded in fiscal year 2023	Aggregate number of shares awarded and not vested at 2023 fiscal year end
Borer	1,590	—	—
Ferrari	—	—	—
Fogarty	1,590	—	—
Glotzbach	—	1,590	—
Hightman	—	1,590	—
Jones	1,590	—	—
Koonce	—	—	—
Newberry	1,590	—	—
Schwartz	—	1,590	—
Stupp	—	1,590	—
Van Lokeren	—	—	—

The February 2023 grants of 1,590 restricted shares or phantom units under the 2015 Equity Incentive Plan had a six-month vesting requirement and vested on August 3, 2023, for all non-employee directors who served as directors during the entire vesting period.

(2) Represents above-market earnings in fiscal year 2023 on deferrals of fees and retainers by participating directors in the Deferred Income Plan.

Beneficial ownership of Spire stock

The following table shows, as of November 1, 2023 (unless otherwise noted), the number of shares of our common and preferred stock beneficially owned by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company's common stock, (ii) each current director and director nominee, (iii) each named executive officer listed in the "Summary compensation table" and (iv) all directors, nominees and executive officers as a group.

Amount and nature of ownership

Name	Common shares beneficially owned[1]	Percentage of common shares beneficially owned	Depositary shares of Series A preferred stock beneficially owned	Percentage of Series A preferred shares beneficially owned	Phantom shares owned[17]
American Century Companies, Inc.	8,092,852[15]	15.40%	—	—	—
BlackRock, Inc.	6,624,609[14]	12.60%	—	—	—
The Vanguard Group, Inc.	5,492,262[16]	10.45%	—	—	—
M. A. Borer	14,300[2]	*	—	—	2,090
M. C. Darrell	54,751	*	—	—	17,616
V. J. Ferrari	—	*	—	—	—
M. V. Fogarty	16,390[4]	*	—	—	—
M. C. Geiselhart	26,252	*	—	—	16,763
E. L. Glotzbach	30,555[5]	*	8,000[6]	*	3,400
C. J. Hightman	1,839[7]	*	—	—	1,590
R. L. Jones	12,590	*	—	—	—
P. D. Koonce	5,000[8]	*	8,846[9]	*	
S. L. Lindsey	50,231[3]	*	—	—	16,227
B. D. Newberry	27,502[10]	*	—	—	—
S. P. Rasche	41,024[3][11]	*	12,000	*	13,813
S. S. Schwartz	1,470	*	—	—	6,480
S. Sitherwood	119,741[12]	*	—	—	94,612
J. P. Stupp	1,121,160[13]	2.11%	—	—	6,480
All directors and executive officers as a group	1,522,805	2.86%			

* Less than 1%.

(1) Except as otherwise indicated, each person has sole voting and investment power with respect to all the shares listed.

(2) These shares are held in a revocable family trust of which Mr. Borer and his spouse are trustees and share voting and dispositive power.

(3) Includes restricted non-vested shares granted under the 2015 Equity Incentive Plan, as to which a recipient has sole voting power and no current investment power as follows: S. L. Lindsey – 3,315; S. P. Rasche – 6,390. Includes 2,564 shares held by Mr. Rasche's account in the 401(k) plan.

(4) These shares are held in a revocable family trust of which Ms. Fogarty and her spouse are trustees and share voting and dispositive power.

(5) Includes 25,440 shares held in an irrevocable family trust of which Mr. Glotzbach and his spouse are trustees and share voting and dispositive power; the remainder are held in an IRA account over which Mr. Glotzbach has sole voting and dispositive power.

(6) These shares are held in an irrevocable trust of which Mr. Glotzbach and his spouse are trustees and share voting and dispositive power.

(7) Includes 29 shares held in Ms. Hightman's IRA over which Ms. Hightman has sole voting and dispositive power.

(8) These shares are held in Mr. Koonce's IRA over which Mr. Koonce has sole voting and dispositive power.

(9) These shares are held in Mr. Koonce's revocable trust over which Mr. Koonce has sole voting and dispositive power.

(10) These shares are held in a revocable trust over which Ms. Newberry has sole voting and dispositive power.

(11) Includes 34,665 shares held in a revocable family trust of which Mr. Rasche and his spouse are trustees and share voting and dispositive power.

(12) These shares are held in an irrevocable trust of which Ms. Sitherwood is not a trustee.

(13) Includes 1,104,000 shares owned by Stupp Bros., Inc. Mr. Stupp is a director and executive officer of Stupp Bros., Inc. and has an interest in a voting trust that controls 100% of the stock of Stupp Bros., Inc., which is located at 3800 Weber Road, St. Louis, MO 63125. The Stupp Bros., Inc. shares are subject to a negative pledge.

(14) Information provided as of December 31, 2022, in Schedule 13G/A filed on January 23, 2023, by BlackRock, Inc., whose address is 55 East 52nd Street, New York, NY 10055. The report indicates that it has 6,474,980 shares with sole voting power, 6,624,609 shares with sole dispositive power, and no shares with shared voting power or shared dispositive power. The subsidiaries included in the report were as follows:

BlackRock (Netherlands) B.V.	BlackRock Fund Advisors†
BlackRock Advisors, LLC	BlackRock Institutional Trust Company, N.A.
BlackRock Asset Management Canada Limited	BlackRock Investment Management (Australia) Limited
BlackRock Asset Management Ireland Limited	BlackRock Investment Management (UK) Limited
BlackRock Asset Management Schweiz AG	BlackRock Investment Management, LLC
BlackRock Financial Management, Inc.	BlackRock Life Limited
Aperio Group, LLC	BlackRock (Luxembourg) S.A.
BlackRock Fund Managers Ltd.	

† BlackRock Fund Advisors is a subsidiary of BlackRock, Inc. and beneficially owns 5% or greater of the outstanding shares of the Company's stock according to the report. No other subsidiary included in the report owns 5% or greater of the outstanding shares of the Company's stock according to the report.

(15) Information provided as of December 31, 2022, in Schedule 13G/A filed on January 9, 2023, by American Century Companies, Inc. ("ACC"), whose address is 4500 Main Street, 9th Floor, Kansas City, MO 64111. The report indicates that it has 7,431,547 shares with sole voting power, 8,092,852 with sole dispositive power and no shares with shared voting power or shared dispositive power. ACC is controlled by Stowers Institute for Medical Research, which is a beneficial owner of securities that are the subject of the report. American Century Investment Management, Inc. is a wholly owned subsidiary of ACC and an investment adviser registered under §203 of the Investment Advisers Act of 1940.

(16) Information provided as of December 30, 2022, in Schedule 13G/A filed on February 9, 2023, by The Vanguard Group, Inc., whose address is 100 Vanguard Blvd., Malvern, PA 19355. The report indicates that it has no shares with sole voting power, 5,380,857 shares with sole dispositive power, 60,119 shares with shared voting power and 111,405 shares with shared dispositive power.

(17) For executive officers and non-employee directors, respectively, this column includes time-based restricted stock grants that were deferred by the respective executive officer or non-employee director pursuant to the terms of Spire's Deferred Income Plan and, therefore, granted as phantom shares. Phantom shares are payable in cash and do not have voting rights. The phantom shares owned by the executive officers have not yet vested.

The following table sets forth aggregate information regarding the Company's equity compensation plan as of September 30, 2023.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	315,972	$—	249,832
Equity compensation plans not approved by security holders	—	—	—
Total	315,972	$—	249,832

(1) Reflects the Company's 2015 Equity Incentive Plan.

Information on the above-referenced equity incentive plan is set forth in Note 3, Stock-Based Compensation, of the Notes to Consolidated Financial Statements in the 2023 Annual Report on Form 10-K.

Stock ownership guidelines and holding requirements for non-employee directors and executive officers

To provide a direct link between director, executive officer and shareholder interests, the Company adopted a stock ownership policy. The table at the right indicates the value of shares directors and executive officers are expected to own under the policy.

Directors must retain 90% and executive officers must retain 75% of the net shares awarded to them under Company plans until they meet the stock ownership requirements. All directors and executive officers are currently in compliance with the stock ownership policy.

Stock ownership guidelines

Directors	6x annual cash retainer
Chief executive officer	6x base salary
Executive vice presidents	3x base salary
Senior vice presidents	2x base salary
All other officers	1x base salary

Proposal 2: Advisory vote to approve the compensation of our named executive officers

As required pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are seeking your approval of the Company's compensation of the named executive officers as disclosed in this proxy statement. Although the vote on this proposal is advisory and nonbinding, the compensation and human resources committee and Board will review the results of the vote and consider the collective views of our shareholders in future determinations concerning our executive compensation program generally and the compensation of our named executive officers in particular.

As noted in the following Compensation Discussion and Analysis, the Company's philosophy is to pay for performance by making compensation decisions based on what promotes our corporate strategy, creates shareholder value and remains equitable for the Company, its employees and its shareholders. In the process of making these decisions, we also consider the types and levels of compensation in the marketplace. We urge you to read the Compensation Discussion and Analysis section of this proxy statement, which discusses in more detail our compensation policies and procedures. Throughout the year, our compensation and human resources committee assesses our compensation programs to ensure they are consistent with our pay philosophy. In determining how to vote on this proposal, please consider our compensation governance and pay structure:

- **Compensation balance:** Most of the compensation to the named executive officers is aligned with corporate performance. The Company seeks to balance short-term (cash) and longer-term (equity) compensation opportunities to ensure the Company meets short-term objectives while continuing to produce value for its shareholders over the long term.
- **Clawback:** Our policy addresses recoupment of amounts from executive officers' and other employees' performance-based awards under the annual and equity incentive plans to the extent that they would have been materially less were it not for financial statement errors, fraud or intentional, willful or gross misconduct. We also have a separate clawback policy that complies with the SEC and New York Stock Exchange requirements to recoup compensation in the event of an accounting restatement.
- **Prohibition of hedging/pledging of stock:** Our policy on the purchase and sale of securities prohibits executive officers and Board members from (i) entering into hedging transactions with respect to Company securities,

including, without limitation, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company's securities; and (ii) holding Company stock in a margin account or pledging Company stock as collateral for a loan.

- **Stock ownership requirements:** Our stock ownership requirements, which are outlined on page 31, further strengthen the alignment of our executives with our shareholders.
- **Independent compensation consultant:** The compensation and human resources committee's consultant is independent.
- **Modest perquisites:** The Company's use of perquisites is modest.
- **Caps on incentive awards:** We have limits on incentive compensation, which cap all potential annual incentive plan awards at 150% of target and all equity incentive plan awards at 200% of target.
- **No employment agreements or excise tax gross-up:** The Company does not enter into employment agreements or provide excise tax gross-up protections.
- **No additional years of service credited:** The supplemental pension plans are traditional plans that cover the compensation not included in the qualified pension plan due solely to tax limitations, and do not otherwise factor in additional compensation or additional years of service.

The Board of Directors is asking shareholders to support the Company's named executive officer compensation as disclosed in this proxy statement. The compensation and human resources committee and the Board of Directors believe the compensation program effectively implements the Company's compensation principles and policies, achieves the Company's compensation objectives, and aligns the interests of the executives and shareholders. Accordingly, the Board asks shareholders to cast a nonbinding vote "FOR" the following resolution:

> **"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers as disclosed in this proxy statement for the annual meeting of shareholders, including the Compensation Discussion and Analysis, compensation tables and other related disclosures."**

⊘ Your Board of Directors recommends a vote **"FOR"** advisory approval of the compensation of our named executive officers.

Executive compensation

Compensation Discussion and Analysis ("CD&A")

This CD&A contains a detailed description of the Company's executive compensation program, including our compensation philosophy, the elements of compensation we provide to our named executive officers ("NEOs"), the process undertaken to determine awards of compensation and the actual compensation provided to our NEOs in fiscal year 2023.

Our named executive officers

The Company's NEOs for fiscal year 2023 were:











Suzanne Sitherwood[1]	**Steven P. Rasche**	**Steven L. Lindsey**[2]	**Mark C. Darrell**[3]	**Michael C. Geiselhart**
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Operating Officer	Senior Vice President, Chief Legal and Compliance Officer	Senior Vice President, Chief Strategy and Corporate Development Officer

(1) Ms. Sitherwood announced her retirement from the Company effective January 1, 2024.
(2) Mr. Lindsey was named president and chief executive officer of the Company effective October 1, 2023.
(3) Mr. Darrell retired from the Company effective December 1, 2023.

Executive summary

2023 Company performance

The compensation and human resources committee ("Committee") believes the actions taken by the Company's chief executive officer ("CEO") and management team throughout fiscal year 2023 positively impacted the Company's results and positioned the Company for continued success. Please see the discussion of Spire's fiscal year 2023 corporate performance on pages 4-5 for more information about the financial results that affected compensation outcomes for fiscal year 2023. Adjusted operating income and net economic earnings per share are both closely linked with incentive pay, which reflects our intention that executive compensation results are aligned with corporate financial performance.

Alignment of pay and performance

The Company is committed to a pay-for-performance philosophy, and amounts earned by the NEOs under the Annual Incentive Plan ("AIP") have a direct correlation to corporate performance. Adjusted operating income is the key metric used to determine funding under the Company's AIP. Further explanation of adjusted operating income is provided on page 40 of this proxy statement. Prior to fiscal year 2022, the metric used to determine funding was net economic earnings per share, which is still used as a metric for the long-term incentive plan, and is further discussed on page 42 of this proxy statement.

The Company also emphasizes pay for performance by placing a majority of the NEOs' target total direct compensation ("TTDC") at risk through the annual and

long-term incentive plans. TTDC includes base salary as of the end of fiscal year 2023, the 2023 target AIP opportunity and the fair market value (target shares multiplied by grant date fair value) of awards granted under the 2015 Equity Incentive Plan ("EIP") during fiscal year 2023. Furthermore, the value of the equity incentive awards, the largest portion of incentive pay, is based on the Company's long-term performance. The graph below shows the mix of fixed (base pay) and at-risk (annual and long-term incentive) pay, including how much of the long-term incentive pay is performance-based.



Fiscal 2023 target total direct compensation components

Compensation overview and philosophy

The Committee establishes the executive compensation philosophy and assists the Board in the development and oversight of all aspects of executive compensation.

① **Pay-for-Performance**

The compensation program should promote our corporate strategy and create shareholder value.

② **Balance**

Annual and long-term incentive opportunities should reward the appropriate balance of short- and long-term financial, strategic and operational business results.

③ **Competitiveness**

The compensation program should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing Company performance.

Our pay-for-performance compensation philosophy promotes our corporate strategy and shareholder value, while remaining equitable for the Company, its executives and its shareholders. The Committee believes its compensation practices reflect a responsible pay-for-performance culture. The Committee seeks to deliver a total compensation package that balances short-term and longer-term compensation opportunities to ensure the Company meets short-term objectives while continuing to create value for its shareholders over the long term.

The Committee also promotes a competitive compensation program to attract, motivate and retain key executives. Each year, the Committee reviews the Company's pay program for its executive officers to evaluate total compensation relative to the Company's peer group. The Company's compensation philosophy is to position target total compensation in the median range of peer comparator data, with actual pay dependent on

Company results and the executive's performance, skills and experience.

The Committee considered the results of the January 2023 shareholder advisory "say-on-pay" vote when making compensation decisions. A majority (97.87%) of the votes cast approved the compensation program described in the Company's 2022 proxy statement. The judgment of the Committee, which included taking into account the support from the shareholder vote, was that no significant changes to the executive compensation program were warranted as a direct result of shareholder feedback. The Committee also considered the results of the January 2023 shareholder advisory vote on the frequency with which the Company should seek shareholder advisory approval of executive compensation, and determined it would continue to request advisory shareholder approval on an annual basis.

Executive compensation

Best practices in executive compensation

Our executive compensation program reflects the following best practices, which ensure effective compensation governance and align the interests of our shareholders and executives.

What we do	What we don't do
✓ Executive annual incentive plan (AIP) awards are capped at 150% of target	⊗ No employment agreements with executives
✓ Total grant value under the equity incentive plan (EIP) is capped at 200% of target	⊗ No excise tax gross-ups for executives
✓ A majority (75%) of long-term incentive compensation (shares and value) is performance-contingent	⊗ No dividends on performance-contingent stock awards prior to vesting
✓ Time-based equity awards are granted with a three-year cliff vesting schedule	⊗ No hedging or pledging of Company stock
✓ Non-vested equity awards are not accelerated after a change in control unless the executive is terminated, or the award is not assumed or substituted by the successor company (i.e., double trigger)	⊗ No excessive perquisites for executives
✓ Executives and directors are subject to stock ownership guidelines and retention requirements	
✓ Our executive severance program standardizes severance benefits and limits benefit triggers to termination by the Company without cause or the participant's resignation for good reason	
✓ Our clawback policy applies to all executive officers for performance-contingent awards made under the AIP and EIP	

Components of executive compensation

The table below provides the components and objectives of the Company's executive compensation program.

Element	Purpose/Objective	Key features	Performance measures
Base salary	Designed to attract and retain key executive talent and to reward leadership effectiveness	• Fixed portion of annual compensation	Based on factors deemed relevant by the Company, including: • job responsibilities and performance in his or her position • level of experience and expertise in a given area • role in developing and executing corporate strategy • current leadership • comparison of salaries for similar positions at comparator companies
Annual cash incentive	Designed to motivate and reward short-term annual results tied to corporate, safety and individual performance objectives	• Targets are a percentage of base salary, and awards are paid in cash • Actual payouts may range between 0%-150% of target, based on actual results relative to metrics	Varied weightings of corporate and individual performance metrics, depending on the individual's role and position within the Company, and standard weighting of safety metric for all executives. The corporate metric used for the AIP is adjusted operating income, and the safety metric is based on the OSHA DART rate, at-fault motor vehicle accident rate and the total recordable injury rate.
Long-term incentives	Designed to encourage retention and further tie executive compensation to stock appreciation and long-term company performance	• 25% time-based restricted shares ("TBRSs")	Three-year cliff vesting period to encourage retention and further tie executive compensation to stock appreciation during that vesting period
		• 75% performance-contingent stock units ("PCSUs") • Actual payouts may range between 0%-200% of target, based on actual results relative to metrics	PCSUs vest based on the average net economic earnings per share over a three-year period, as well as total shareholder return performance relative to peer group over the same period. These metrics are weighted at 25% of the award being based on average net economic earnings per share, and 75% of the award being based on relative total shareholder return.

In making decisions about compensation, the Committee reviews market and peer group data, as well as additional analysis provided by the Committee's independent compensation consultant. The Committee also considers the role, experience and expertise of each executive officer.

Using this data, the Committee determines whether to make certain market adjustments to base salaries and sets target opportunities under the annual and long-term incentive programs that, when combined, produce TTDC that is consistent with the Company's compensation philosophy.

Summary of 2023 compensation decisions for NEOs

Below is a summary of the pay actions that were taken for the Company's NEOs in fiscal year 2023, as well as a description of their individual achievements that formed the basis of the individual performance metric for their annual incentive awards.

Suzanne Sitherwood* | Former President and Chief Executive Officer



Age: 63
Spire experience: 13 years



$952,750 Base Salary
$746,718 Annual Incentive
$2,943,525 Long-term Incentive
$4.64M Total Direct Compensation

Base salary: The salary for Ms. Sitherwood remained at $952,750 for fiscal year 2023.

Annual incentive: Ms. Sitherwood received an annual incentive award of $746,718 for fiscal year 2023, representing a 78% payout against target. Ms. Sitherwood's annual incentive target remained at 100% of base salary for fiscal year 2023.

Long-term incentive: Ms. Sitherwood received a long-term incentive grant in November 2022 valued at $2,943,525, split into 75% PCSUs and 25% TBRSs.

* Ms. Sitherwood announced her retirement from the Company effective January 1, 2024.

Individual performance:

- Oversaw Spire's corporate strategy and performance, contributing to basic net economic earnings per share of $4.06
- Received permanent certificate from the FERC for the Spire STL Pipeline
- Oversaw completion of second rate case in two consecutive years, which resulted in successful settlement that generated additional revenue and improved investor outlook, as well as a favorable settlement of disputed ACA gas cost docket for Spire Missouri related to the Spire STL Pipeline
- Led Spire's efforts to proactively address market forces shaping and changing the natural gas industry
- Served as Chair of the Board of Directors of the American Gas Association
- Provided significant leadership in the St. Louis community through involvement in civic and non-profit organizations

Steven P. Rasche | Executive Vice President, Chief Financial Officer



Age: 63
Spire experience: 14 years



$491,915 Base Salary
$228,520 Annual Incentive
$658,594 Long-term Incentive
$1.38M Total Direct Compensation

Base salary: The salary for Mr. Rasche increased to $491,915 from $475,280 in November 2022, a 3.5% increase.

Annual incentive: Mr. Rasche received an annual incentive award of $228,520 for fiscal year 2023, representing a 77% payout against target. Mr. Rasche's annual incentive target remained at 60% of base salary for fiscal year 2023.

Long-term incentive: Mr. Rasche received a long-term incentive grant in November 2022 valued at $658,594, split into 75% PCSUs and 25% TBRSs.

Individual performance:

- Strengthened Spire's financial position by raising equity and debt capital totaling $1.1B to fund growth and investment
- Bolstered Spire's liquidity in a time of volatile commodity costs and rising interest rates
- Executed robust analyst and investor communications, including engagement with new investors and analysts, and led market messaging for key announcements, leadership changes, acquisitions and regulatory outcomes
- Led Smart Sourcing initiative with Supply Chain department, which created significant savings and cost avoidance as well as an increase in spend with diverse suppliers
- Enhanced public disclosure by creating new reporting segment (Midstream) to improve transparency into business results and guidance
- Assumed leadership of enterprise risk management, and oversaw improvements to both enterprise risk management and commodity risk management processes
- Delivered strong financial results from captive insurance company and achieved successful insurance renewals in a hardening market

Executive compensation

Steven L. Lindsey* | President and Chief Executive Officer (Current) and Former Executive Vice President, Chief Operating Officer (Fiscal Year 2023)



Age: 57

Spire experience: 11 years



$568,959
Base Salary

$1.88M
Total Direct Compensation

$982,477
Long-term Incentive

$324,520
Annual Incentive

Base salary: The salary for Mr. Lindsey increased to $568,959 from $551,050 in November 2022, a 3.25% increase.

Annual incentive: Mr. Lindsey received an annual incentive award of $324,520 for fiscal year 2023, representing a 76% payout against target. Mr. Lindsey's annual incentive target remained at 75% of base salary for fiscal year 2023.

Long-term incentive: Mr. Lindsey received a long-term incentive grant in November 2022 valued at $982,477, split into 75% PCSUs and 25% TBRSs.

* Mr. Lindsey was named president and chief executive officer of the Company effective October 1, 2023.

Individual performance:

- Effectively managed expenses and operational metrics across utility business units
- Led strong execution of capital plan
- Oversaw a successful year for Spire Midstream, including exceeding the operating income budget, closing and fully integrating the acquisition of Spire Storage Salt Plains, signing an agreement to purchase the MoGas and Omega Pipeline companies, and continuing the Spire Storage West expansion project
- Oversaw Spire Marketing's successful financial performance for fiscal year 2023
- Concluded second rate case for Spire Missouri in two consecutive years with favorable settlement, resulting in increased authorized revenues
- Oversaw deployment of more than 221,000 ultrasonic meters and 4,500 large volume meters across our gas utilities
- Expanded customer base and service territory through multiple certificated area expansions and a municipal gas system acquisition

Mark C. Darrell* | Former Senior Vice President, Chief Legal and Compliance Officer



Age: 65

Spire experience: 19 years



$437,091
Base Salary

$1.12M
Total Direct Compensation

$521,105
Long-term Incentive

$166,204
Annual Incentive

Base salary: The salary for Mr. Darrell increased to $437,091 from $424,360 in November 2022, a 3% increase.

Annual incentive: Mr. Darrell received an annual incentive award of $166,204 for fiscal year 2023, representing a 76% payout against target. Mr. Darrell's annual incentive target remained at 50% of base salary for fiscal year 2023.

Long-term incentive: Mr. Darrell received a long-term incentive grant in November 2022 valued at $521,105, split into 75% PCSUs and 25% TBRSs.

* Mr. Darrell retired from the Company effective December 1, 2023.

Individual performance:

- Supervised the development and execution of the legal strategy that resulted in obtaining a permanent certificate from the FERC for the Spire STL Pipeline
- Oversaw the favorable negotiated settlement of ACA proceedings before the Missouri PSC challenging Spire Missouri's recovery of the costs of the Spire STL Pipeline contract
- Oversaw the legal advice and counsel resulting in negotiated and signed agreements to purchase Spire Storage Salt Plains LLC and the MoGas and Omega Pipeline companies
- Supervised the legal advice and counsel supporting the pursuit of a rate case in Missouri for the second consecutive year, resulting in a settlement allowing Spire Missouri to earn additional revenue and limiting downside exposure
- Oversaw the activation of a federal political action committee that significantly exceeded funding goals in year one
- Continued to oversee significant enhancements to Spire's Sustainability Report

Michael C. Geiselhart | Senior Vice President, Chief Strategy and Corporate Development Officer



Age: 64

Spire experience:
17 years



$467,585
Long-term
Incentive

$1.07M
Total Direct
Compensation

$424,360
Base Salary

$182,846
Annual Incentive

Base salary: The salary for Mr. Geiselhart remained at $424,360 for fiscal year 2023.

Annual incentive: Mr. Geiselhart received an annual incentive award of $182,846 for fiscal year 2023, representing an 86% payout against target. Mr. Geiselhart's annual incentive target remained at 50% of base salary for fiscal year 2023.

Long-term incentive: Mr. Geiselhart received a long-term incentive grant in November 2022 valued at $467,585, split into 75% PCSUs and 25% TBRSs.

Individual performance:

- Led successful acquisition effort for Spire Storage Salt Plains LLC, including full diligence, final bid, close and integration
- Led acquisition effort for MoGas and Omega Pipeline companies, including execution of definitive agreement to acquire businesses
- Evaluated and led acquisition efforts for numerous potential utility and midstream acquisitions, completed valuation and diligence, and submitted or considered non-binding bids or final bids on several formal utility and midstream sale processes
- Served as leader for limited partner interest in Energy Capital Ventures, including monitoring fund performance and ensuring industry knowledge sharing with Spire
- Led adoption of enterprise-wide renewable natural gas (RNG) strategy, and supported business units on RNG project execution

Comparison of total direct compensation from FY22 to FY23

Below is a comparison of total direct compensation for each NEO from fiscal year 2022 to fiscal year 2023. Total direct compensation received was higher in fiscal year 2023 due to slightly higher annual incentive payments and equity grants, which are related to the financial results for fiscal year 2023.

		FY22	FY23	% Change
Sitherwood	Base Salary	$ 952,750	$ 952,750	
	Annual Incentive	715,087	746,718	
	Long-term Incentive	2,605,078	2,943,525	
	Total	4,272,915	4,642,993	8.7%
Rasche	Base Salary	475,280	491,915	
	Annual Incentive	217,512	228,520	
	Long-term Incentive	592,576	658,594	
	Total	1,285,368	1,379,029	7.3%
Lindsey	Base Salary	551,050	568,959	
	Annual Incentive	314,264	324,520	
	Long-term Incentive	884,140	982,477	
	Total	1,749,454	1,875,956	7.2%
Darrell	Base Salary	424,360	437,091	
	Annual Incentive	161,840	166,204	
	Long-term Incentive	466,996	521,105	
	Total	1,053,196	1,124,400	6.8%
Geiselhart	Base Salary	424,360	424,360	
	Annual Incentive	145,927	182,846	
	Long-term Incentive	434,180	467,585	
	Total	1,004,467	1,074,791	7.0%

Analysis of 2023 compensation decisions and actions

Base salary

In November 2022, the Committee approved increases to certain NEO salaries for fiscal year 2023, ranging from 3 to 3.5%. Some NEO salaries were not increased for fiscal year 2023 due to market considerations. The salaries for the NEOs are detailed previously in the "Summary of 2023 compensation decisions for NEOs" section. The Committee believed that these salary increases reflected the NEOs' contributions to successful business growth while maintaining a focus within the NEOs' functional areas.

Annual incentive compensation

At the beginning of each fiscal year, the Board reviews and sets key performance metrics for the AIP based on the Company's business and strategic plan for the upcoming year. Actual payments to executives are then based on the Company's fiscal year results as well as the executive's individual performance. The Committee, in collaboration with management, sets the targets for the corporate and safety metrics described below, based on an analysis of prior years' performance and a focus on achieving financial growth and improvement in safety performance in future years. Individual performance is reviewed by the Committee and is based on accomplishments related to the executive's functional area of responsibility, execution of corporate strategy and financial results.

Progress on the AIP metrics is reviewed periodically during the year, and the Committee reviews the final results shortly after the end of the fiscal year but awaits the audit certification before approving the final payouts. Rarely, some discretionary adjustments may be applied, where appropriate, and there are instances where individual objectives may be modified during the year. No discretionary adjustments were applied for fiscal year 2023.

The following chart sets forth the 2023 AIP targets as a percentage of base salary and the weightings of the corporate, safety and individual metrics for each NEO.



Annual incentive plan metric weightings

Corporate metric

The metric used in determining the corporate performance portion of AIP awards is adjusted operating income, which is a key measure of the Company's financial success for the fiscal year and is a common metric used for short-term incentives within the industry[1]. The corporate metric also includes a weighting mechanism for each business unit in order to prevent extremely high or low performance from a smaller business unit from having a disproportionate impact on the overall results. Adjusted operating income for AIP purposes is based on operating income for three categories of business units (Gas Utility, Spire Marketing and Spire Midstream), and the results are weighted by the budgets for each category of business unit. Adjusted operating income removes the impacts related to acquisition, divestiture and restructuring activities, mark-to-market adjustments, and other non-operational and non-recurring items. The Committee and management believe these adjustments provide a useful representation of the economic impact of the overall results of ongoing operations.

---

(1) As adjusted operating income is a non-GAAP metric, the reconciliation to operating income can be found on Schedule A to this proxy statement.

The table below shows the levels of threshold, target and high performance for the corporate metric for fiscal year 2023, as well as the resulting payout percentage after the business unit weighting mechanism has been applied.

Corporate metric	Threshold performance	Target performance	High performance	Actual performance	Resulting corporate metric payout percentage
Adjusted operating income (millions)	$363.0	$410.6	$459.0	$441.3	84.5%

Safety metric

The safety metric, which has a weighting of 10% for all officers, sets goals for the Company's OSHA DART rate, at-fault motor vehicle accident rate, and the total recordable injury rate. Safety is a core value at Spire, and we will continue to set ambitious goals with the focus of continuous improvement in all areas of safety. In fiscal year 2023, our safety results were below target, resulting in a 0% payout for this metric. The Company is focused on improving these results in future years, and has added a leadership engagement element to the safety metric beginning in fiscal year 2024. The fiscal year targets and results are shown below.

Metric (weighting)	FY23 Target	FY23 Actual
OSHA DART Rate (45%)	1.35	1.87
At-Fault Motor Vehicle Accident Rate (35%)	3.07	3.45
Total Recordable Injury Rate (20%)	2.55	3.88
Total Payout Percentage: 0%		

Individual performance metric

Individual performance measures are generally subjective and relate to the manner in which the executive leads his or her teams to accomplish key business and strategic results during the year. This allows for assessment of the executive's leadership role in furthering the values and culture of the Company as well as contributing to its long-term success. The individual performance metric results for each NEO were based on the achievements identified previously in the "Summary of 2023 compensation decisions for NEOs" section.

Fiscal year 2023 AIP results

After evaluating the performance of the Company and the NEOs in fiscal year 2023, the Committee approved annual incentive awards. AIP payouts are capped at 150% of target. These AIP awards reflect the NEOs' strong leadership to strategically operate the business during a fiscal year that presented unique challenges and changes. As a result of the performance on the metrics described herein, the NEOs earned the following amounts under the AIP.

	Corporate	Safety	Individual	Total annual incentive plan payout	Total annual incentive plan payout as % of target
Sitherwood	$603,805	$—	$142,913	$746,718	78%
Rasche	162,111	—	66,409	228,520	77
Lindsey	252,404	—	72,116	324,520	76
Darrell	120,036	—	46,168	166,204	76
Geiselhart	116,540	—	66,306	182,846	86

Long-term incentive compensation

The Committee approves equity grants with approximately 75% of the value of long-term incentives being awarded in performance-contingent stock units ("PCSUs") and approximately 25% of the value being awarded in time-based restricted shares ("TBRSs"). The Committee bases the size of equity awards on its assessment of a market-based analysis of TTDC for each NEO, as further discussed in the "Competitive market compensation analysis" section herein.



Equity grants

25% Time-Based Restricted Shares

75% Performance-Contingent Stock Units

The number of PCSUs that vest is determined based on two metrics. The first is a Total Shareholder Return ("TSR") metric that compares the Company's TSR performance to its peer group over a period of three fiscal years (described herein on pages 46-47). The second is the average basic net economic earnings per share ("NEEPS") over the same three-year period. Net economic earnings exclude from net income the after-tax impacts of fair value accounting and timing adjustments associated with energy-related transactions, the impacts of acquisitions, divestiture and restructuring activities, and the largely non-cash impacts of impairments and other non-recurring or unusual items, such as certain regulatory, legislative or GAAP standard-setting actions.[2]

The threshold, target and high-performance levels set for EIP grants are considered to be confidential and competitive information, particularly to the extent the performance targets relate to projected Company financial data and strategy, neither of which the Company publicly discloses. The Committee believes that targeted levels of performance for the EIP grants are challenging and will not be achieved all the time. The high-performance level will be difficult to achieve and will require exceptional performance. The following chart shows the vesting levels for prior fiscal years as a percentage of target.

Performance period (fiscal years)	Percentage of target at which grants vested
2017–2019	97%
2018–2020	71
2019–2021	121
2020–2022	85
2021–2023	89

With regard to the Committee's certification of performance, the Committee, which is comprised solely of independent directors, reviews and discusses the calculations of the metrics to verify compliance with the terms of the awards that were set at the time the awards were granted and determines the level of performance achieved and the number of shares earned. The Committee then approves a resolution that reflects the Committee's determinations. The PCSUs will vest only upon the Committee's certification as to performance.

Grants made in fiscal year 2023

On November 10, 2022, the Board authorized the grants of TBRSs ("2023 TBRSs") and PCSUs ("2023 PCSUs") to 29 officers, including all the NEOs. The grants were made

on November 18, 2022. Both the 2023 TBRSs and the 2023 PCSUs are included in the "Grants of plan-based awards" table in this proxy statement. The fair market value of these grants is included in the "Summary of 2023 compensation decisions for NEOs" section and is also found in the "Stock awards" column of the "Summary compensation table."

The 2023 TBRSs fully vest on the third anniversary of the grant date if the recipient remains continually employed with the Company through that date. Quarterly dividends are paid on TBRSs during the vesting period.

The 2023 PCSUs consist of stock units that become eligible to vest following the end of the applicable three-year performance period, but only in the event the Company's average NEEPS over the performance period exceeds the annualized declared dividend per share for the common stock as of the award date ("Dividend Related Earnings"). If the Dividend Related Earnings metric is not met, the units and related dividend equivalents are forfeited. If the Company meets the Dividend Related Earnings metric, the actual number of units that vest is determined by the Committee based on the factors described below.

The number of 2023 PCSUs that vest is determined based on the average NEEPS and TSR results over fiscal years 2023-2025. These metrics are weighted at 25% average NEEPS and 75% TSR. These metrics may be achieved at threshold, target or high-performance levels, as evaluated by the Committee.



2023 PCSUs vesting metrics

25% Net Economic Earnings Per Share

75% Total Shareholder Return

Performance under the NEEPS metric is measured by calculating the three-year average of the Company's NEEPS. In the first year of the performance period, NEEPS was $4.06 on a non-diluted basis. NEEPS for fiscal years 2024 and 2025 will be added to the 2023 NEEPS amount for purposes of calculating the three-year average NEEPS to determine if performance at any level has been achieved.

The level of achievement with respect to the TSR metric for the 2023 PCSUs is measured based on Spire's rank among

(2) The Committee and management believe that excluding these items provides a useful representation of the economic impact of actual settled transactions and overall results of ongoing operations. These internal non-GAAP operating metrics should not be considered as an alternative to, or more meaningful than, GAAP measures. More information regarding net economic earnings can be found in the 2023 Annual Report on Form 10-K in the Non-GAAP Measures section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

its peer group from 2023-2025, determined as a percentile among the group that corresponds with various levels of performance as reflected below.

	Threshold performance	Target performance	High performance
Total shareholder return	25th percentile	50th percentile	100th percentile

With respect to each of the two metrics that determine the number of PCSUs to vest, the "threshold" performance level produces vesting of 50% of the target level of stock units. The "target" performance level produces vesting of 100% of the target level of stock units, and the "high" performance level produces vesting of 200% of the target level of stock units.

Dividend equivalents on PCSUs accrue throughout the performance period and will only be paid to the participants in proportion to the number of shares actually earned at vesting. No interest is paid on the accrued dividend equivalents.

Grants that vested in 2023

On November 12, 2020, the Board authorized the grant of TBRSs and PCSUs to 24 current officers, including all NEOs. The grants were made on November 23, 2020. These awards vested on November 23, 2023.

The PCSUs were granted for the performance period of fiscal years 2021-2023. The vesting of those awards was

based upon the three-year average NEEPS metric and the three-year relative TSR metric determined using the peer group in place at the time of the grant, with each of these metrics being weighted at 50%. Additional information about the peer group can be found herein at pages 46-47. TSR for the Company and peer group was calculated as follows:

$$\frac{\left(\begin{array}{c}\text{Total share value} \\ \text{at the end of the} \\ \text{performance period}\end{array}\right) - \left(\begin{array}{c}\text{Average share} \\ \text{price immediately} \\ \text{prior to the grant}\end{array}\right)}{\left(\begin{array}{c}\text{Average share} \\ \text{price immediately} \\ \text{prior to the grant}\end{array}\right)}$$

Total share value at the end of the performance period is calculated as the average share price for the last 20 trading days of the performance period ending September 30, 2023, plus the value of reinvested dividends. Average share price immediately prior to the grant is calculated using the average share price for the last 20 trading days immediately prior to September 30, 2020.

In reviewing the Company's performance over the period and in accordance with the terms of the EIP, the Committee evaluated the NEEPS metric by averaging the NEEPS for each of fiscal years 2021, 2022 and 2023. The metrics and actual performance for the 2020 PCSUs were as follows:

	Weighting	Threshold performance	Target performance	High performance	Actual performance
Total shareholder return	50%	25th percentile	50th percentile	100th percentile	50th percentile
Payout percentage		*50%*	*100%*	*200%*	*100%*
Three-year average NEEPS	50%	$4.09	$4.42	$4.65	$4.27
Payout percentage		*50%*	*100%*	*200%*	*77%*

On November 9, 2023, the Board certified these performance outcomes, resulting in a total of 54,380 PCSUs vesting (representing 89% of target) for the NEOs. A total of 20,440 TBRSs also vested for the NEOs over the last year. The table to the right shows the number of PCSUs and TBRSs that vested for each NEO.

	PCSUs	TBRSs	Total
Sitherwood	28,705	10,790	39,495
Rasche	6,419	2,410	8,829
Lindsey	9,469	3,560	13,029
Darrell	5,009	1,880	6,889
Geiselhart	4,779	1,800	6,579

Executive compensation

Executive compensation governance

Roles in executive compensation

The Committee implements and administers the Company's compensation philosophy and engages an independent compensation consultant to provide market reference perspective and to serve as an advisor. The compensation consultant serves at the request of, and reports directly to, the Committee and does not perform other significant services for the Company.

In fiscal year 2023, the Committee continued its retention of Semler Brossy Consulting Group LLC ("Semler Brossy") to serve as its consultant. Semler Brossy is an independent firm, providing executive compensation consulting services to the Committee. Semler Brossy reports to the

Committee and attends all Committee meetings either in person or by telephone.

The Committee determined that the compensation consultant is independent, and its work has not raised any conflicts of interest.

While the Committee receives advice on executive compensation from its compensation consultant, the Committee and the Board retain all decision-making authority to ensure the decisions reflect the Company's pay-for-performance philosophy.

The table below outlines the roles and responsibilities of the various parties in determining and deciding executive compensation.

Party	Roles and responsibilities
Compensation and human resources committee	• Reviews and approves a compensation philosophy/policy with respect to executive officer compensation • Reviews and approves the evaluation process and compensation structure for the Company's executive officers on an annual basis • Reviews and recommends to the Board the corporate goals and objectives for the CEO's performance and assists the Board in evaluating the CEO's performance in light of those goals and objectives and then sets the CEO's current compensation, including salary, and short-term and long-term compensation on an annual basis • Reviews and approves the corporate goals and objectives for the executive officers' performance, evaluates the performance of the Company's executive officers, and approves the annual compensation, including salary and short-term and long-term compensation for such executive officers on an annual basis • Reviews and approves the CEO's recommendations regarding the compensation of all non-executive officers on an annual basis • Administers and makes recommendations to the Board regarding cash and equity-based incentive plans • Reviews compensation risk assessment of the Company's compensation policies and practices • Oversees the development and review of executive succession plans and assists the Board in developing and evaluating potential candidates for executive positions
Independent compensation consultant	• Advises the Committee on performance metrics and linkage between pay and performance • Keeps the Committee informed of current industry and market trends • Makes recommendations to the Committee on companies to consider as a comparator peer group • Presents findings relative to the competitiveness of the Company's executive compensation • Provides guidance and consultation on management's risk assessment of the Company's executive compensation • Reviews and provides input on the CD&A
Independent members of the Board	• Approve compensation of the CEO • Approve other compensation recommendations made by the Committee
CEO	• Evaluates the performance of all Company executive officers other than the CEO • Recommends base salary adjustments for those officers • Recommends promotions, as appropriate • Recommends awards under the AIP based on each executive officer's performance • Recommends equity grants under the EIP to the executive officers, based on each officer's strategic role in executing the corporate strategy to build long-term shareholder value
Other members of management	• Human Resources – provides analyses, compensation data and information to the Committee and the independent compensation consultant to facilitate the Committee's review of compensation; develops and conducts risk assessment of the Company's executive compensation • Chief Financial Officer – provides reports on financial performance relative to the metrics included in the incentive programs as well as the financial impact of compensation decisions • Internal Audit – provides the results of its audit of performance relative to the metrics

Compensation and human resources committee actions in 2023

The Committee's review of the Company's executive pay practices has continued to improve the integrity of our pay-for-performance philosophy, align the interests of our executive officers and shareholders, and strengthen our governance commitment. In 2023, the Committee:

- Reviewed the Company's competitive pay ranges relative to market;
- Reviewed the Company's diversity, equity and inclusion initiatives with respect to historical data and discussed progress made during the year;
- Reviewed and discussed executive compensation trends including issues related to pay practices and incentive plans;
- Reviewed the annual and long-term incentive designs and approved metrics of each AIP plan and the EIP plan relative to the corporate financial and non-financial metrics;
- Reviewed and approved updates to the Spire Marketing annual incentive plan;
- Continued to utilize Willis Towers Watson Energy Services Executive Compensation Survey ("WTW Survey") as the primary market reference to assist the Committee in making its compensation decisions for the executive officers;
- Reviewed tally sheets for the executive officers;
- Reviewed the peer group used to evaluate relative TSR for the PCSUs and decided to maintain consistent peer designation process;
- Reviewed and approved corporate goals for the annual and long-term incentive plans;
- Reviewed and certified performance results for the annual and long-term incentive plans;
- Continued the practice of awarding EIP grants to executives based on fixed value for each position, with validation of the grant levels from competitive market data;
- Conducted an annual compensation risk assessment to evaluate the extent to which the Company's compensation policies and practices could exacerbate enterprise risks or encourage excessive risk-taking behavior in a manner that would adversely impact the business;
- Further discussed NEO and CEO succession planning, and engaged a third party to conduct certain executive leadership assessments;
- Upon the current CEO's announcement of retirement, initiated an extensive internal and external search utilizing a national search firm to select a new CEO effective October 1, 2023;

- Reviewed and approved the use of executive talent profiles in the succession planning process as well as individual development activities; and
- Reviewed and discussed the Company's compensation discussion and analysis for the proxy statement.

Spire's use of comparator data

Spire uses comparator data in its compensation process in multiple ways. Comparator data is used for evaluating and determining executive compensation levels, and a peer group that is reviewed and approved annually is used for purposes of the relative TSR metric under the EIP. The rationale for the use of this comparator data is described below.

Type of comparator data	How we use it
Willis Towers Watson Energy Services Executive Compensation Survey	Primary data source for executive compensation decisions
Secondary peer group data	Secondary data source to gauge affordability and the aggregate positioning of executive officer compensation
TSR peer group	Approved annually by the compensation and human resources committee and used to evaluate the relative TSR metric for vesting of PCSUs

Competitive market compensation analysis

Each year, the Committee evaluates certain comparator data when determining executive compensation levels to help ensure that compensation opportunities being delivered to our executive officers are competitive within the industry markets in which the Company competes for talent. Although the Committee reviews the data to see how the Company's executive compensation levels compare to the median range of the Company's comparator peer data set, decisions are not guided solely by such data, as the Committee's focus is to make compensation decisions uniquely appropriate for the Company and the individual executive officer.

To assist the Committee in its annual market review of executive officer compensation, the independent compensation consultant prepares an analysis of the market competitiveness of compensation for each executive officer. The independent compensation consultant's analysis includes a combination of survey and publicly available peer company pay information to establish competitive market rates for base salary and annual and long-term incentives for the executive officer positions. This allows the Committee to ensure its competitive market data is robust, reliable and objective on an ongoing basis.

In making compensation decisions, the Committee uses primary and secondary comparator data sets. The primary comparator data set is the WTW Survey, which is a proprietary third-party survey that included responses from 127 companies for the 2022 report. The specific identity of respondents for any given position is not provided to the Company. Because of the large variance in size among participating companies within the survey, the independent compensation consultant conducts analyses, including regression, to adjust the compensation data for differences in revenue scope. These adjustments are necessary to allow for appropriate size comparisons between our Company and the participating companies in the survey. The WTW Survey is used as the primary data source for assessing the individual competitiveness of the executive officers' pay because it is a more robust sample of data and allows for specific functional matches for each officer.

The secondary comparator data set used in making compensation decisions consists of specific utility companies also utilized in the TSR peer group discussed below. This secondary set of data is used to gauge affordability and the aggregate positioning of executive officer compensation. It also provides a secondary reference point and provides greater detail to the Committee on a company-by-company basis. For fiscal year 2023, these companies included Alliant Energy Corporation, Atmos Energy Corporation, Avista Corporation, Black Hills Corporation, New Jersey Resources Corporation, NiSource Inc., NorthWestern Corporation, Northwest Natural Gas Company, ONE Gas, Inc., and Southwest Gas Corporation.

For each executive, the Committee determines whether target total compensation is sufficient to retain and motivate the executive. If adjustments are needed to create greater alignment with the Company's

compensation philosophy, or to reflect unique circumstances at the Company, the Committee evaluates each component of compensation (base salary, annual incentive and long-term incentive targets) to determine where such adjustments may be required. In addition, the Committee considers other subjective factors in its compensation decisions, such as individual performance, experience, future potential and expertise.

TSR peer group

Annually, the independent compensation consultant, along with the Company's finance leadership, reviews our peer group members and recommends a group composition that considers industry-appropriateness, business size and changes necessitated due to acquisitions and divestitures. This peer group is used to evaluate the relative TSR metric for vesting of PCSUs. The table on page 47 shows our TSR peer group for fiscal year 2023, as well as a comparison of peer group members for fiscal years 2020 to 2023.

In the TSR peer groups table, the text in orange signifies companies that have been added to the peer group each year, and the asterisks and notes in purple indicate companies that have been removed from the peer group each year. These changes to the peer group are taken into account by the Committee at the time of vesting. For fiscal year 2023, the peer group includes the public companies that participated in the 2022 WTW Survey and have annual revenues of $1 billion to $6 billion, as well as any legacy peer group companies that did not participate in the 2022 WTW Survey. The Committee believes this peer group is an appropriate range of companies against which the Company's success can be accurately measured.

TSR peer groups FY20-23

FY20	FY21	FY22	FY23
ALLETE, Inc.	[did not report in 2020]	ALLETE, Inc.	ALLETE, Inc.
Alliant Energy Corp.	Alliant Energy Corp.	Alliant Energy Corp.	Alliant Energy Corp.
	Ameren Corporation	Ameren Corporation	Ameren Corporation
	American Water Works Company, Inc.	American Water Works Company, Inc.	American Water Works Company, Inc.
Atmos Energy Corp.	Atmos Energy Corp.	Atmos Energy Corp.	Atmos Energy Corp.
Avista Corp.	Avista Corp.	Avista Corp.	Avista Corp.
Black Hills Corp.	Black Hills Corp.	Black Hills Corp.	Black Hills Corp.
BWX Technologies, Inc.	BWX Technologies, Inc.*		
		CenterPoint Energy, Inc.	CenterPoint Energy, Inc.
			Chesapeake Utilities Corp.
Enable Midstream Partners, LP	Enable Midstream Partners, LP*		
EQT Corporation*			
		Essential Utilities, Inc.	Essential Utilities, Inc.
Evergy, Inc.	Evergy, Inc.	Evergy, Inc.	Evergy, Inc.
First Solar, Inc.	First Solar, Inc.*		
Genesis Energy, L.P.	Genesis Energy, L.P.*		
Hawaiian Electric Industries, Inc.	Hawaiian Electric Industries, Inc.	Hawaiian Electric Industries, Inc.	Hawaiian Electric Industries, Inc.
Helmerich & Payne, Inc.	Helmerich & Payne, Inc.*		
ICF International Inc.*			
IDACORP, Inc.	IDACORP, Inc.	IDACORP, Inc.	IDACORP, Inc.
MDU Resources Group, Inc.	MDU Resources Group, Inc.	MDU Resources Group, Inc.	MDU Resources Group, Inc.
		MGE Energy, Inc.	MGE Energy, Inc.
MRC Global Inc.	MRC Global Inc.*		
		National Fuel Gas Company	National Fuel Gas Company
New Jersey Resources Corp.	New Jersey Resources Corp.	New Jersey Resources Corp.	New Jersey Resources Corp.
NiSource Inc.	NiSource Inc.	NiSource Inc.	NiSource Inc.
Northwest Natural Gas Co.	Northwest Natural Gas Co.	Northwest Natural Gas Co.	Northwest Natural Gas Co.
NorthWestern Corp.	NorthWestern Corp.	NorthWestern Corp.	NorthWestern Corp.
NuStar Energy L.P.	NuStar Energy L.P.*		
OGE Energy Corp.	OGE Energy Corp.	OGE Energy Corp.	OGE Energy Corp.
ONE Gas, Inc.	ONE Gas, Inc.	ONE Gas, Inc.	ONE Gas, Inc.
Pinnacle West Capital Corporation	Pinnacle West Capital Corporation	Pinnacle West Capital Corporation	Pinnacle West Capital Corporation
PNM Resources, Inc.	PNM Resources, Inc.	PNM Resources, Inc.	PNM Resources, Inc.
Portland General Electric Company	Portland General Electric Company	Portland General Electric Company	Portland General Electric Company
South Jersey Industries, Inc.	South Jersey Industries, Inc.	South Jersey Industries, Inc.	[acquired in 2023]
Southwest Gas Corp.	Southwest Gas Corp.	Southwest Gas Corp.	Southwest Gas Corp.
		UGI Corporation	UGI Corporation
29 peers	28 peers	27 peers	27 peers

* Subsequently removed due to lack of relevance to utility industry

Executive compensation

Severance and change in control

The Company believes it is important to provide officers certain compensation in the event of a termination after a change in control, particularly since it does not enter into employment agreements. In addition to the payments described below, the annual and long-term incentive benefits payable to the NEOs upon termination with or without a change in control are described in the "Potential payments upon termination or change in control" section later in this proxy statement.

Executive Severance Plan

Ms. Sitherwood and Mr. Lindsey participate in the Company's Executive Severance Plan. The severance benefits described herein reflect their roles on September 30, 2023. The Executive Severance Plan provides for a severance benefit if a participant's employment is terminated by the Company without cause or by the participant for good reason (such terms being defined in the plan). No payment will be made in connection with a termination of employment due to a participant's death or disability.

The severance benefit is a lump-sum payment equal to the participant's applicable percentage (200% for Ms. Sitherwood and 100% for Mr. Lindsey) of the participant's base salary, plus a cash payment equal to the estimated cost of continued medical, dental and vision benefits for a period of 24 months for Ms. Sitherwood and 12 months for Mr. Lindsey.

In the event of a qualifying termination following a change in control, the severance benefit will be a lump-sum payment equal to the participant's applicable percentage (300% for Ms. Sitherwood and 200% for Mr. Lindsey) of the participant's base salary plus the participant's AIP target, plus a cash payment equal to the estimated cost of continued medical, dental and vision benefits for a period of 36 months for Ms. Sitherwood and 24 months for Mr. Lindsey.

The plan defines a change in control as (i) one or more persons acquiring 30% or more of the Company's outstanding shares; (ii) replacement of a majority of the Board by individuals whose nominations were not approved by a majority of the Board; (iii) consummation of a reorganization, merger or consolidation that results in the Company's shareholders no longer owning more than 50% of the voting power of the surviving entity's outstanding securities; or (iv) a liquidation or dissolution of the Company, or a sale of at least 80% of the Company's assets.

A participant must sign a Confidentiality, Non-Disparagement, Non-Competition and Non-Solicitation Agreement and must execute a release in order to receive a payment under the Executive Severance Plan.

Management Continuity Protection Plan

The Management Continuity Protection Plan ("MCPP") was adopted in 1991 and was most recently restated in 2005. Effective January 1, 2015, no new participants will enter the MCPP.

Of the NEOs, Messrs. Rasche and Geiselhart were covered by the MCPP at fiscal year-end. Mr. Darrell was covered by the MCPP until he turned age 65. He was not covered under any severance or change in control agreement at fiscal year-end. The MCPP provides for the payment of benefits to officers on certain termination events after a change in control, which is defined as occurring when a person acquires more than 50% of the voting power of securities of the Company or if a person acquires between 30% and 50% of the voting power and the Board determines that a de facto change in control has occurred.

The MCPP provides for a lump-sum payment in an amount equal to the average W-2 compensation paid to a participant for the five-year period immediately preceding cessation of employment, multiplied by 2.99 for an executive vice president or 2.00 for the other officers.

The MCPP does not provide benefit payments to those participants who have reached normal retirement age of 65 and provides no benefits if the officer is terminated for cause. The MCPP limits the amount of the benefit payable to an amount equal to the participant's average monthly compensation for the five-year period immediately preceding the cessation of employment multiplied by the number of months until the date the participant would reach normal retirement age of 65.

If, after a change in control, a participant in the MCPP is terminated other than for cause, resigns or retires within 54 months in the case of any executive vice president, or within 42 months in the case of all other officers, then the participant is entitled to the lump-sum amount described above. However, the amount is reduced for each month the participant remains employed by the Company starting with the seventh month after the change in control. The amount of the reduction is 1/48 per month for an executive vice president and 1/36 per month for all other officers.

Other Company-provided benefits

The Company believes retirement, health and welfare benefits serve an important role in the total compensation and benefits package offered to employees to assist in attracting and retaining key talent. The Company provides both Company-paid and voluntary health and welfare programs. The programs are reviewed periodically pursuant to the Company's intent to be competitive within the industry in terms of total compensation.

Retirement plans

The Company offers its employees a defined contribution 401(k) plan that provides a Company match for all employees, including the NEOs. All the NEOs participated in the Spire Employee Savings Plan in fiscal year 2023.

The NEOs also participate in a qualified defined benefit retirement plan sponsored by Spire Missouri Inc. for eligible employees. Spire Missouri Inc. also provides NEOs with non-qualified supplemental retirement plan benefits. More details relative to these plans are included in the "Pension plan compensation" section later in this proxy statement.

Life insurance

The Company provides a life insurance benefit for Ms. Sitherwood in an amount equal to $500,000 while employed by the Company, and the Company provides a life insurance benefit for Messrs. Rasche, Lindsey, Darrell and Geiselhart equal to 200% of base salary, subject to a maximum of $1,500,000 while employed by the Company. Following retirement, the Company provides a life insurance benefit equal to 50% of the employee's active life insurance benefit, subject to a maximum of $250,000, if under age 70; or 25% of the employee's active life insurance benefit, subject to a maximum of $125,000, if age 70 or older. The costs for this coverage are included in the "All other compensation" column of the "Summary compensation table."

Deferred income plans

Since 1986, the Company has offered its directors, officers and certain key employees the opportunity to defer income under deferred income plans. More details on the plans are provided in the "Non-qualified deferred compensation" section later in this proxy statement.

Perquisites

As a matter of business philosophy, the Company provides limited perquisites or personal benefits to executive officers (including the CEO). These limited perquisites include spousal travel to industry associations that encourage spousal attendance, and executive financial and tax planning. When an executive must relocate, perquisites may also include the payment of relocation expenses as well as the associated tax obligations.

Tax implications of the Committee's compensation decisions

Section 162(m) of the Internal Revenue Code ("Code") generally limits tax deductibility of compensation paid by a public company to its chief executive officer and certain other current and former executive officers in any year to $1 million in the year compensation becomes taxable to the executive.

The Committee has historically considered Section 162(m) in the design of incentive plans to preserve the corporate tax deductibility of compensation. However, in light of changes made to Section 162(m) for tax years beginning after December 31, 2017, compensation over $1 million paid to any NEO will be subject to a tax deduction disallowance under Section 162(m). The Committee recognizes that factors other than tax deductibility should be considered in determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and its shareholders. Annually, the Committee reviews all compensation programs and payments, including the tax impact on the Company.

Accounting information

The Company accounts for equity incentive grants under FASB ASC Topic 718. The fair value of stock-based awards is estimated using the closing price of the Company's common stock on the grant date or, for those with the total shareholder return modifier, using a Monte Carlo simulation model that assesses probabilities of various outcomes of market conditions. Each year, an independent third party runs the Monte Carlo simulation, which is subject to the audit procedures of the Company's independent registered public accounting firm. During fiscal year 2023, the Company did not make any modifications to equity grants that resulted in a remeasurement of expense under the accounting rules.

Compensation and human resources committee report

The Committee has reviewed and discussed with Company management the CD&A section included in this proxy statement. Based on this review and discussion, the Committee recommended to the Board (and the Board has approved) that this CD&A be included in this proxy statement and incorporated by reference in the 2023 Annual Report on Form 10-K.

Compensation and human resources committee

Mark A. Borer, Chair
Vinny J. Ferrari
Maria V. Fogarty
Edward L. Glotzbach
John P. Stupp Jr.

Executive compensation tables

Summary compensation table

The table that follows presents information about compensation for the Company's NEOs for the last three completed fiscal years.

Salary

Salary includes amounts earned in each fiscal year. In fiscal year 2023, the Committee approved adjustments to salaries of certain officers at its November 2022 meeting. The amounts in this column also include any amounts of salary that the NEO may have deferred under the Spire Employee Savings Plan and the Spire Deferred Income Plan. Salary deferred under the Spire Deferred Income Plan also appears in the "Executive contributions in last FY" column of the "Non-qualified deferred compensation table" later in this proxy statement.

Bonus

The amounts in this column represent sign-on or discretionary bonuses. No such bonuses were made in fiscal year 2023. Amounts under the Company's AIP are reported in the "Non-equity incentive plan compensation" column.

Stock awards

The amounts in this column represent the aggregate grant date fair value calculated using the provisions of FASB ASC Topic 718 exclusive of the estimate of forfeitures. For those stock awards subject to performance-based conditions, the value reflects the probable outcome as of the grant date.

Non-equity incentive plan compensation

This column includes incentive payments earned by the NEOs under the AIP. Further details relative to the AIP can be found in the CD&A.

Change in pension value and non-qualified deferred compensation earnings

This column includes the aggregate change in the actuarial present value of the NEOs' accumulated benefits under the Spire Missouri Employees' Retirement Plan and the supplemental retirement plans, as well as the above-market earnings in fiscal year 2023 on deferrals in the deferred income plans.

Summary compensation table

Name	Year	Salary	Bonus	Stock awards[1]	Non-equity incentive plan compensation	Change in pension value and non-qualified deferred compensation earnings[2]	All other compensation[3]	Total
Suzanne Sitherwood[4] President and Chief Executive Officer	2023	$952,750	$ –	$2,943,525	$ 746,718	$305,762	$264,902	$5,213,657
	2022	981,567	–	2,605,078	715,087	361,894	311,088	4,974,714
	2021	928,558	–	2,847,634	1,318,125	291,369	183,055	5,568,741
Steven P. Rasche Executive Vice President, Chief Financial Officer	2023	489,995	–	658,594	228,520	121,757	85,336	1,584,202
	2022	488,990	–	592,576	217,512	136,118	102,817	1,538,013
	2021	458,758	–	636,550	383,880	114,679	69,747	1,663,614
Steven L. Lindsey[4] Executive Vice President, Chief Operating Officer	2023	566,893	–	982,477	324,520	104,875	111,000	2,089,765
	2022	567,717	–	884,140	314,264	61,408	122,795	1,950,324
	2021	537,058	–	939,315	569,775	83,222	82,441	2,211,811
Mark C. Darrell[4] Senior Vice President, Chief Legal and Compliance Officer	2023	435,622	–	521,105	166,204	77,891	72,372	1,273,194
	2022	437,195	–	466,996	161,840	21,049	83,796	1,170,876
	2021	413,585	–	496,708	285,825	95,392	58,261	1,349,771
Michael C. Geiselhart Senior Vice President, Chief Strategy and Corporate Development Officer	2023	424,360	–	467,585	182,846	107,477	61,043	1,243,311
	2022	437,195	–	434,180	145,927	70,484	67,405	1,155,191
	2021	413,585	–	474,269	285,825	115,787	47,110	1,336,576

(1) See the Stock-Based Compensation footnote of the consolidated financial statements in the 2023 Annual Report on Form 10-K for discussions regarding the manner in which the fair value of these awards is calculated, including assumptions used. Further information regarding the fiscal year 2023 awards is included in the "Grants of plan-based awards" table and "Outstanding equity awards at fiscal year-end table" elsewhere in this proxy statement. The maximum financial impact for the fiscal year 2023 stock awards for the NEOs is as follows:

Sitherwood	$5,216,006
Rasche	1,166,965
Lindsey	1,741,036
Darrell	923,166
Geiselhart	828,880

The amounts for stock awards are presented excluding any actual or estimated forfeitures.

(2) The table below provides details for fiscal year 2023. The amounts shown below in the "Above-market interest" column are also included in the amounts in the "Aggregate earnings in last FY" column of the "Non-qualified deferred compensation table" for the deferred income plans.

	Increase in pension value	Above-market interest	Total
Sitherwood	$244,567	$61,195	$305,762
Rasche	100,678	21,079	121,757
Lindsey	103,362	1,513	104,875
Darrell	60,455	17,436	77,891
Geiselhart	68,835	38,642	107,477

(3) The table below provides details on the amounts included in the "All other compensation" column for fiscal year 2023.

	401(k) match	Perquisites[a]	Dividend equivalents[b]	Dividends[c]	Deferred dividend equivalents[d]	Deferred dividends[e]	Other	Total
Sitherwood	$16,500	$16,248	$ –	$ –	$146,586	$85,568	$ –	$264,902
Rasche	15,634	17,574	–	19,814	32,314	–	–	85,336
Lindsey	16,500	17,972	16,772	9,392	31,116	19,248	–	111,000
Darrell	16,500	15,170	–	–	25,166	15,536	–	72,372
Geiselhart	15,250	7,749	–	–	23,968	14,076	–	61,043

(a) Perquisites include life insurance premiums, spousal travel, and executive financial and tax planning.
(b) Dividend equivalents are paid on PCSUs at the time of vesting.
(c) Dividends are paid quarterly on TBRSs during the three-year vesting period.
(d) Dividend equivalents on unvested PCSUs that have been deferred under the deferred income plan are contributed to the NEO's deferred income plan account at the time of vesting.
(e) Dividends on unvested TBRSs that have been deferred under the deferred income plan are contributed to the NEO's deferred income plan account quarterly during the three-year vesting period.

(4) Ms. Sitherwood announced her retirement from the Company effective January 1, 2024, and Mr. Darrell retired from the Company on December 1, 2023. Mr. Lindsey was named president and chief executive officer effective October 1, 2023.

Grants of plan-based awards

The plans under which grants in the table below were made are generally described in the CD&A in the "Annual incentive compensation" and "Long-term incentive compensation" sections.

Under the AIP, performance metrics and potential targets for awards are typically approved in November, with the determinations of earned award amounts made the following November, based upon corporate, safety and individual performance in the most recently completed fiscal year.

Equity awards are generally considered for grant in November each year, with the grant date occurring after the November Committee and Board meetings. Under the EIP, the Committee may grant performance-based awards, stock appreciation rights, stock options, shares of restricted stock or restricted stock units.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards[1]			Estimated future payouts under equity incentive plan awards (in shares)[2]			All other stock awards[3]	Grant date fair value of stock awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Sitherwood	11/10/22	$476,375	$952,750	$1,429,125					
	11/18/22				14,215	28,430	56,860		$2,272,481
	11/18/22							9,470	671,044
Rasche	11/10/22	147,574	295,149	442,723					
	11/18/22				3,180	6,360	12,720		508,371
	11/18/22							2,120	150,223
Lindsey	11/10/22	213,360	426,719	640,079					
	11/18/22				4,745	9,490	18,980		758,560
	11/18/22							3,160	223,917
Darrell	11/10/22	109,273	218,545	327,818					
	11/18/22				2,515	5,030	10,060		402,061
	11/18/22							1,680	119,044
Geiselhart	11/10/22	106,090	212,180	318,270					
	11/18/22				2,260	4,520	9,040		361,295
	11/18/22							1,500	106,290

(1) These columns show the range of possible payouts for AIP in fiscal year 2023. The amounts paid in fiscal year 2024 but earned based upon performance in fiscal year 2023 are included in the "Non-equity incentive plan compensation" column in the "Summary compensation table" and are based on the metrics described in the CD&A.

(2) These columns show the range of possible payouts for the PCSU awards granted in fiscal year 2023.

(3) This column shows the award of TBRSs granted in fiscal year 2023 as to which the restrictions will lapse on November 18, 2025. Details of each grant are listed in the "Outstanding equity awards at fiscal year end table" and are further discussed in the CD&A.

(4) This column provides the grant date fair value of PCSU and TBRS awards using the provisions of FASB ASC Topic 718, exclusive of the estimate of forfeitures. For those shares in the "Estimated future payouts under equity incentive plan awards" columns, the value reflects the probable outcome on the grant date and is the same as the amount included for such shares in the "Stock awards" column for 2023 in the "Summary compensation table."

Outstanding equity awards at fiscal year end table

Name	Stock award grant date	No. of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested[1]	Stock award vesting date	Equity incentive plan awards: No. of unearned shares, units or other rights that have not vested[2]	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Sitherwood	11/23/20	10,790	$610,498	11/23/23	32,380	$1,832,060
	11/29/21	10,320	583,906	11/29/24	30,960	1,751,717
	11/18/22	9,470	535,813	11/18/25	28,430	1,608,569
Rasche	11/23/20	2,410	136,358	11/23/23	7,240	409,639
	11/29/21	2,350	132,963	11/29/24	7,040	398,323
	11/18/22	2,120	119,950	11/18/25	6,360	359,849
Lindsey	11/23/20	3,560	201,425	11/23/23	10,680	604,274
	11/29/21	3,500	198,030	11/29/24	10,510	594,656
	11/18/22	3,160	178,793	11/18/25	9,490	536,944
Darrell	11/23/20	1,880	106,370	11/23/23	5,650	319,677
	11/29/21	1,850	104,673	11/29/24	5,550	314,019
	11/18/22	1,680	95,054	11/18/25	5,030	284,597
Geiselhart	11/23/20	1,800	101,844	11/23/23	5,390	304,966
	11/29/21	1,720	97,318	11/29/24	5,160	291,953
	11/18/22	1,500	84,870	11/18/25	4,520	255,742

(1) The dollar amounts in this column reflect the value calculated at $56.58 per share, the closing price of the Company stock on September 29, 2023. The percentage of equity awards deferred under the Spire Deferred Income Plan for all outstanding grants are as follows (deferral elections are made for the following calendar year).

Percentage of equity awards deferred under Spire Deferred Income Plan

	11/23/20 grant		11/29/21 grant		11/18/22 grant	
	PCSUs	TBRSs	PCSUs	TBRSs	PCSUs	TBRSs
Sitherwood	100%	100%	100%	100%	100%	100%
Rasche	100	–	100	–	100	–
Lindsey	65	65	65	65	75	75
Darrell	100	100	100	100	100	100
Geiselhart	100	100	100	100	100	100

(2) Vesting dates, performance periods and levels of awards, assuming performance metrics are met, are provided below:

Grant date	Performance period	Vesting date	Name	Threshold	Target	Maximum
11/23/20	10/1/20–9/30/23	11/23/23	Sitherwood	16,190	32,380	64,760
			Rasche	3,620	7,240	14,480
			Lindsey	5,340	10,680	21,360
			Darrell	2,825	5,650	11,300
			Geiselhart	2,695	5,390	10,780
11/29/21	10/1/21–9/30/24	11/29/24	Sitherwood	15,480	30,960	61,920
			Rasche	3,520	7,040	14,080
			Lindsey	5,255	10,510	21,020
			Darrell	2,775	5,550	11,100
			Geiselhart	2,580	5,160	10,320
11/18/22	10/1/22–9/30/25	11/18/25	Sitherwood	14,215	28,430	56,860
			Rasche	3,180	6,360	12,720
			Lindsey	4,745	9,490	18,980
			Darrell	2,515	5,030	10,060
			Geiselhart	2,260	4,520	9,040

Option exercises and stock vested in fiscal 2023 table

None of the NEOs held any exercisable stock options in fiscal year 2023, so those columns have been omitted from the table below. The value column reflects the shares acquired on vesting multiplied by the closing price on the vesting date.

Name	Number of shares acquired on vesting	Value realized on vesting
Sitherwood	26,101	$1,891,017
Rasche	5,757	417,095
Lindsey	8,526	617,709
Darrell	4,474	324,141
Geiselhart	4,261	308,709

Pension plan compensation

The NEOs participate in the Spire Missouri Employees' Retirement Plan, a qualified defined benefit plan sponsored by Spire Missouri Inc.

Grandfathered pension benefit

Effective January 1, 2009, Spire Missouri Inc. amended its plan to change the way benefits are calculated. Prior to that date, the plan provided benefits based on a final pay formula that used a participant's years of credited service and average final compensation. The average final compensation is the highest consecutive three-year average of the final 10 years of employment. Participants' years of credited service under the plan were frozen as of December 31, 2008; however, the average final pay was not frozen and will continue to be based on the highest three-year average in the final 10 years of employment until December 31, 2023, at which time the average final pay will also be frozen. Benefits under the plan formula in effect prior to January 1, 2009 are referred to as "grandfathered benefits." With respect to annual incentive compensation paid on or after January 1, 2013, average final compensation will exclude such incentive compensation for purposes of the grandfathered benefit. Of the NEOs, only Messrs. Darrell and Geiselhart have grandfathered benefits.

While normal retirement age under the plan is age 65, participants may retire at age 60 with 10 or more years of service without reduction of the grandfathered benefit for early retirement. As Messrs. Darrell and Geiselhart are both age 60 or older, immediate retirement is assumed in calculating their grandfathered benefits.

Cash balance benefit

On and after January 1, 2009, the plan uses a cash balance formula that provides: (i) a cash balance credit between 4 to 10% of compensation (base salary and annual incentive compensation) depending on the participant's age, and (ii) interest credits using a rate equal to an average of corporate bond rates published by the Internal Revenue Service. Benefits under the plan formula in effect on and after January 1, 2009 are referred to as "current benefits." The cash balance credit and interest credit are applied as of December 31 of each year, on an average monthly basis, with interest compounded monthly. For calendar year 2023, cash balance credits were as follows:

Sitherwood	10%
Rasche	10
Lindsey	9
Darrell	10
Geiselhart	10

The early retirement amount of the current benefits will be the amount credited in the participant's cash balance account in the case of a lump-sum payment. If an annuity is taken at early retirement, the benefit will be the actuarial equivalent of the lump-sum amount.

Supplemental retirement benefits

The Code generally places a limit on the amount of the annual pension that can be paid from a qualified defined benefit plan as well as on the amount of annual earnings that can be used to calculate a pension benefit. Since 1977, Spire Missouri Inc. has maintained a Supplemental Retirement Benefit Plan, a non-qualified plan that covers pension benefits that accrued through December 31, 2004, and that pays eligible employees the difference between the amount payable under the qualified plan and the amount they would have received without the limits on the qualified plan or without any deferred income plan contributions. Spire Missouri Inc. adopted the Supplemental Retirement Benefit Plan II to comply with Code Section 409A, which covers grandfathered pension benefits accrued on and after January 1, 2005. It also adopted the Cash Balance Supplemental Retirement Benefit Plan, which covers cash balance benefits accruing on and after January 1, 2009.

Please note the following relating to the benefits shown in the table below:

- the Supplemental Retirement Benefit Plans are unfunded and subject to reduction or forfeiture in the event of the Company's bankruptcy;
- the years of credited service in the table are the same as the executives' years of actual service as of December 31, 2008, when years of service were frozen for all participants;
- the compensation used to determine current and grandfathered benefits under the plans include the amounts in the "Salary" column and the amount attributable to payments under the AIP in the "Non-equity incentive plan compensation" column (for current benefits only after January 1, 2013) in the "Summary compensation table;" and
- executives at the Company are subject to mandatory retirement at age 65 unless the Board of Directors of Spire Missouri Inc. asks them to continue working past that age.

The pension benefits in the table below were calculated using:

- the September 30, 2023 measurement date;
- the same assumptions as described in Note 13, Pension Plans and Other Post-Retirement Benefits, of the consolidated financial statements in the 2023 Annual Report on Form 10-K for the fiscal year ended September 30, 2023, except retirement at the greater of 60 or the executive's actual age as noted above was used for the grandfathered benefit and, as required, no income growth assumption nor any forfeiture assumption was used;
- for the grandfathered benefit, the greater of:
  - years of service, multiplied by the sum of 1.7% of Social Security covered compensation (a 35-year average of Social Security maximum wage bases) plus 2.0% of the highest average normal compensation during a 36-month period in the 10 years prior to the measurement date in excess of Social Security covered compensation; and
  - the highest average normal compensation during a 36-month period in the 10 years prior to the measurement date, multiplied by (i) years of service, and (ii) the benefit factor of 2.1%, less the executive's estimated Social Security benefit multiplied by 1.25% for each year of service up to a maximum of 40 years.
- the assumption of a 90% probability that the participant elects a lump-sum equivalent of the monthly annuity amount described above.

Pension benefits table

Name	Plan name	Number of years of credited service[1]	Present value of accumulated benefit	Payments during last year
Sitherwood	Spire Missouri Employees' Retirement Plan	–	$ 385,665	$ –
	Supplemental Retirement Benefit Plans	–	1,788,834	–
Rasche	Spire Missouri Employees' Retirement Plan	–	441,491	–
	Supplemental Retirement Benefit Plans	–	452,223	–
Lindsey	Spire Missouri Employees' Retirement Plan	–	289,637	–
	Supplemental Retirement Benefit Plans	–	460,481	–
Darrell	Spire Missouri Employees' Retirement Plan	4.67	857,017	–
	Supplemental Retirement Benefit Plans	4.67	602,975	–
Geiselhart	Spire Missouri Employees' Retirement Plan	2.33	669,707	–
	Supplemental Retirement Benefit Plans	2.33	399,665	–

(1) As noted above, years of credited service were frozen as of December 31, 2008.

Non-qualified deferred compensation

Executives are eligible to participate in the deferred compensation plans offered by the Company.

Spire Deferred Income Plan

The Spire Deferred Income Plan ("Deferred Income Plan") covers participant deferrals made on and after January 1, 2005, and is intended to comply with Code Section 409A.

Executive deferrals

Effective January 1, 2015, the Deferred Income Plan allowed participants, including the NEOs, to defer up to 50% of annual salary, and up to 90% of AIP compensation. Prior to 2015, participants could defer up to 15% of annual salary. For plan years beginning on and after January 1, 2020, participants, including the NEOs, may defer up to 80% of annual salary.

Effective January 1, 2019, the Deferred Income Plan was amended to permit the deferral of up to 100% of equity compensation. In fiscal year 2019, participants could elect to defer PCSUs granted on December 1, 2017 and November 14, 2018. Beginning in fiscal year 2020, participants may elect to defer current grants of PCSUs and TBRSs. Any deferred equity will be distributed in cash, rather than shares.

Plan investments

Effective January 1, 2016, the Deferred Income Plan provides participant investment options that mirror returns in certain 401(k) plan investment funds and Company stock. Effective January 1, 2021, participants were offered an increased menu of diversified investment options. Participants may also elect an annual fixed interest rate based on Moody's Corporate Bond Rate not to exceed 120% of the Applicable Federal Rate.

Deferrals made prior to 2016 earn investment income equal to the greater of:

- the Moody's Corporate Bond Rate, plus an interest credit ranging from 1 to 3% depending on the age of the participant at the start of the specific plan year, or
- a guaranteed interest rate based on the age of the participant at the start of the specific plan year.

Deferrals of equity grants cannot be diversified into other investments for six months after the grants vest. Dividends paid on deferred equity are invested in any fund instructed by the participant other than the Company stock fund.

Plan benefits

The Deferred Income Plan provides retirement benefits payable in annual installments over a 15-year period based on the deferred account balance as of the date of retirement. Effective January 1, 2018, participants can elect for new deferrals to be distributed in a lump sum or in installments over two to 15 years.

In the event of any other termination of employment prior to age 55, the executive will receive the deferred account balance reduced by any additional interest credits payable in a lump sum.

The Deferred Income Plan provides:

- death and disability benefits payable in a lump sum
- a lump-sum payment if the participant is terminated within two years of a change in control.

For participant deferrals made in or after calendar year 2016, the disability and change in control termination benefits are equal to the deferred account balance at the date of disability or termination.

For participant deferrals made in or after calendar year 2016, the death benefits are equal to the deferred account balance plus participant deferrals projected from the date of death to the end of the plan year in which death occurred.

For participant deferrals made prior to calendar year 2016, the disability deferred account balance is credited with investment income through the end of the plan year in which disability occurs.

The benefits payable for participant deferrals prior to calendar year 2016 upon death, disability and change in control termination are equal to the greater of:

- the present value of the deferred account balance projected through age 65 or
- the deferred account balance accumulated through the respective termination date.

Laclede Gas Company Deferred Income Plan II

The Laclede Gas Company Deferred Income Plan II ("Deferred Income Plan II") covers participant deferrals prior to January 1, 2005. Only Mr. Darrell has benefits under the Deferred Income Plan II.

The Deferred Income Plan II provides similar benefits as the Deferred Income Plan with the following exceptions:

- death and disability benefits are payable in 15 annual installments, and

- retirement benefits are payable in 15 annual installments; benefits continue for the participant's lifetime following retirement at age 65 or later (at least 15 annual installments).

The amounts in the table below include contributions by the executive and investment earnings under both deferred compensation plans.

Non-qualified deferred compensation table

Name	Executive contributions in last FY[1]	Company contributions in last FY	Aggregate earnings in last FY[2]	Aggregate withdrawals/ distributions	Aggregate balance at last FYE
Sitherwood	$1,995,430	$ –	$217,452	$ –	$8,941,186
Rasche	635,358	–	102,427	–	3,615,204
Lindsey	469,833	–	(71,281)	–	826,522
Darrell	346,320	–	(167)	–	1,535,182
Geiselhart	395,606	–	358,577	–	3,472,284

(1) Amounts in this column include vested deferred PCSUs for Ms. Sitherwood and Messrs. Rasche, Lindsey, Darrell and Geiselhart; amounts included in the "Salary" column of the "Summary compensation table" of $194,974.48 for Mr. Rasche, $20,788.85 for Mr. Lindsey and $106,089.88 for Mr. Geiselhart; and amounts included in the "Non-equity incentive plan compensation" column of the "Summary compensation table" of $141,382.80 for Mr. Rasche and $72,963.50 for Mr. Geiselhart.

(2) The amounts attributable to above-market interest on non-qualified deferred compensation in the "Change in pension value" and "Non-qualified deferred compensation earnings" column in the "Summary compensation table" and identified in footnote 2 to that table are also included in this column. The aggregate earnings include dividends and dividend equivalents paid on deferred TBRSs and PCSUs, which are described in the "All other compensation" column of the "Summary compensation table."

Potential payments upon termination or change in control

This section describes the potential payments and benefits to which the NEOs would have been entitled upon termination of employment, including termination of employment following a change in control, as if such termination had occurred on the last trading day of our fiscal year (September 29, 2023) using the New York Stock Exchange closing price of $56.58 per share of the Company's stock on that date. The discussion does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees upon termination of employment. The following table sets forth the potential payments to the NEOs upon the termination of their employment with the Company, including a termination of employment following a change in control. The table does not include retirement plan benefits payable to the executives shown in the "Pension benefits table."

Event	Cash severance[1]	AIP payment[2]	Equity grants[3]	Deferred income plan[4]	Health benefits[5]	280G Cutback or excise tax[6]	Net total payment
Sitherwood							
Voluntary Termination	$ —	$952,750	$3,628,049	$8,941,186	$ —	$ —	$13,521,985
Retirement	—	952,750	3,628,049	8,941,186	—	—	13,521,985
Disability	—	952,750	4,710,299	9,015,893	—	—	14,678,942
Death	—	952,750	4,710,299	9,015,893	—	—	14,678,942
Involuntary Termination	1,905,500	952,750	3,628,049	8,941,186	34,413	—	15,461,898
Change-In-Control	5,716,500	952,750	5,358,266	8,987,724	51,619	—	21,066,859
Rasche							
Voluntary Termination	—	295,148	715,774	3,615,204	—	—	4,626,126
Retirement	—	295,148	715,774	3,615,204	—	—	4,626,126
Disability	—	295,148	925,811	3,636,876	—	—	4,857,835
Death	—	295,148	925,811	3,680,236	—	—	4,901,195
Involuntary Termination	—	295,148	715,774	3,615,204	—	—	4,626,126
Change-In-Control	2,152,809	295,148	985,095	3,627,261	—	(569,327)	6,490,986
Lindsey							
Voluntary Termination	—	426,719	1,060,705	826,522	—	—	2,313,946
Retirement	—	426,719	1,060,705	826,522	—	—	2,313,946
Disability	—	426,719	1,371,958	832,235	—	—	2,630,912
Death	—	426,719	1,371,958	839,097	—	—	2,637,774
Involuntary Termination	568,959	426,719	1,060,705	826,522	23,838	—	2,906,743
Change-In-Control	1,991,356	426,719	1,460,160	831,438	47,675	—	4,757,348
Darrell							
Voluntary Termination	—	218,545	560,766	1,535,182	—	—	2,314,493
Retirement	—	218,545	560,766	1,535,182	—	—	2,314,493
Disability	—	218,545	725,194	1,535,182	—	—	2,478,921
Death	—	218,545	725,194	1,535,182	—	—	2,478,921
Involuntary Termination	—	218,545	560,766	1,535,182	—	—	2,314,493
Change-In-Control	—	218,545	771,809	1,535,182	—	—	2,525,536
Geiselhart							
Voluntary Termination	—	212,180	529,622	3,472,284	—	—	4,214,086
Retirement	—	212,180	529,622	3,472,284	—	—	4,214,086
Disability	—	212,180	685,280	3,534,663	—	—	4,432,123
Death	—	212,180	685,280	3,545,111	—	—	4,442,571
Involuntary Termination	—	212,180	529,622	3,472,284	—	—	4,214,086
Change-In-Control	1,115,807	212,180	728,784	3,516,548	—	—	5,573,319

(1) Ms. Sitherwood and Mr. Lindsey are participants in the Executive Severance Plan, which provides for a cash payment in the event of an involuntary termination, whether by the Company without cause, or by the executive for good reason, the amount of which is increased if such involuntary termination occurs within 24 months after a change in control. In the event of involuntary termination, Ms. Sitherwood's cash payment would be based on a multiple of two times annual base salary. Mr. Lindsey's cash payment would be based on a multiple of one times annual base salary. In the event of involuntary termination within two years following a change in control, Ms. Sitherwood's cash payment would be based on a multiple of three times annual base salary plus target AIP. Mr. Lindsey's cash payment would be based on a multiple of two times annual base salary plus target AIP.

Messrs. Rasche and Geiselhart are covered by the Management Continuity Protection Plan ("MCPP"). The potential payments to these officers are limited to termination within 54 months for Mr. Rasche and 42 months for Mr. Geiselhart after a change in control. This cash payment for Mr. Rasche is equal to 2.99 times average annual W-2 compensation, and this cash payment for Mr. Geiselhart is equal to 2.0 times average annual W-2 compensation. Mr. Darrell was no longer covered by the MCPP after he turned age 65 in November 2022.

(2) Upon a change in control, any awards under the AIP are deemed earned at a prorated target based on the number of completed days in the fiscal year prior to the change in control. This payment takes place whether or not a termination occurs. The AIP's definition of change in control mirrors the definition in the Executive Severance Plan.

If a participant's employment ceases due to termination without cause or by death, disability or retirement, the participant is eligible to earn a prorated award based upon Company performance and the participant's achievement of individual metrics.

Executive compensation

(3) Participants, including the NEOs, have outstanding PCSUs and TBRSs under the EIP. The EIP uses the same definition of change in control that is used in the AIP and the Executive Severance Plan.

PCSUs. These awards generally provide for vesting of stock units on the third anniversary of the grant date that falls after the end of the performance period, to the extent the Committee determines and certifies that the performance criteria have been met or exceeded. A participant forfeits all non-vested awards upon the participant's termination of employment for cause.

If during the performance period a participant dies or leaves the Company due to retirement or disability, the participant remains eligible to earn a prorated award based on the number of full months as a participant during the performance period, as the Committee may determine, if the performance contingency is satisfied.

In the event of a change in control, any outstanding awards shall be deemed earned and vested at a prorated target, based on the number of months completed in the performance period at the time of the change in control, if the award is not assumed or replaced with a comparable award by the successor or surviving entity. If the successor or surviving entity does not assume or replace the award, the award will trigger a benefit at a prorated target based on the number of full months as a participant if the participant is involuntarily terminated without cause within two years of the change in control. Dividend equivalents on PCSUs are accrued throughout the performance period and paid to the participant in proportion to the amount of shares actually earned at vesting, up to the amount of dividends that would have been paid on the target number of shares. In the event of a change in control, accrued dividend equivalents would be paid on the same prorated basis as mentioned above. The same amounts would be payable in the event of a participant's death, retirement or termination of employment due to disability if the target level of performance is achieved. As a result of being retirement-eligible at the time of any termination, PCSU grants would vest on a pro-rata basis for the following individuals, at a value of:

Sitherwood	$3,247,598*
Rasche	630,301*
Lindsey	934,105*
Darrell	493,818*
Geiselhart	466,440*

*These amounts are included in the "Equity grants" column.

TBRSs. These shares generally provide for vesting on the third anniversary of the grant date. A participant forfeits all non-vested shares upon the participant's termination of employment for any reason prior to vesting, other than as a result of a change in control or mandatory retirement requirements. Mr. Darrell was subject to mandatory retirement requirements during fiscal year 2023, but his employment was extended by 12 months, and he retired on December 1, 2023.

If a participant's employment is terminated by the Company without cause within two years following a change in control, the shares become vested on the earlier of the vesting date or the date of the change in control. If a participant's employment is terminated due to mandatory retirement requirements, the shares become vested based on the number of full months from the award date to the participant's retirement.

(4) Under the terms of the deferred income plans, if a participant's employment is terminated within two years of a change in control, the participant will receive a lump-sum payment equal to the greater of (i) the present value of the account balance projected through age 65 using a guaranteed minimum rate of return, or (ii) the actual account balance accumulated through the termination date. However, for deferrals made on and after January 1, 2015, the lump-sum payment would be equal to the participant's account balance plus the present value of employer contributions and earnings credits that would have been made or earned on such account balance through age 65.

Upon retirement, the participant will receive the participant's account balance in 15 installments unless the participant elected a lump sum for deferrals made on and after January 1, 2005, or elected a lump sum or different number of installments for deferrals on or after January 1, 2018. In the event of death or disability, a participant or the participant's beneficiary will receive the participant's account balance plus the projected earnings that would have been payable if the participant had retired at age 65.

Upon any other termination of employment, the participant will receive all deferred amounts plus interest accrued at the Moody's rate applicable to each plan year.

The amounts reflected in this table are the amounts each executive would receive if the executive terminated on September 29, 2023. The account balance as of the end of fiscal year 2023 is reflected in the "Non-qualified deferred compensation table" above.

(5) The Executive Severance Plan provides that the Company will provide a cash payment equal to a certain number of months of continued medical, dental and vision coverage. In the event of involuntary termination, absent a change in control, Ms. Sitherwood would receive a cash payment equal to 24 months of continued medical, dental and vision benefits, and Mr. Lindsey would receive a cash payment equal to 12 months of continued medical, dental and vision benefits. In the event of involuntary termination within two years following a change in control, Ms. Sitherwood would receive a cash payment equal to 36 months of continued medical, dental and vision benefits, and Mr. Lindsey would receive a cash payment equal to 24 months of continued medical, dental and vision benefits. The table reflects these cash payments under the "Health benefits" column. The MCPP, which governs the severance arrangements for Messrs. Rasche and Geiselhart, does not provide for Company-paid health benefits or any cash equivalent upon termination.

(6) Code Section 280G provides guidelines that govern payments triggered by a change in control, known as "parachute payments." If such payments exceed three times the five-year average annual compensation for certain individuals, the payments may trigger adverse tax consequences and excise taxes. The Company does not provide any gross-up payments for such adverse tax consequences or excise taxes under any of the arrangements. The Executive Severance Plan provides for a "best of net" calculation whereby the reduction in the severance calculation is determined to be the better of a reduction of the calculated amount to the amount permissible under Code Section 280G or the cost to the executive of paying the 20% excise tax on the calculated severance payment. Based on the exemption under Code Section 280G for severance pay that is tied to a non-competition agreement, we believe Ms. Sitherwood's severance payment and other change in control benefits would not exceed the limits under Code Section 280G. We also believe Mr. Lindsey's severance payment and other change in control benefits would not exceed the limits under Code Section 280G.

The MCPP provides for the reduction of the calculated severance value to the amount permissible under Code Section 280G. This amount represents the amount the severance payment to Mr. Rasche would be reduced. We believe no reduction would be required for Mr. Geiselhart.

CEO pay ratio

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to provide the ratio of the annual total compensation of Ms. Sitherwood, our former president and chief executive officer, to the annual total compensation of the median employee of the Company.

For fiscal year 2023, the annual total compensation of the median employee of the Company and its subsidiaries (other than the president and chief executive officer) was $98,084. Ms. Sitherwood's total annual compensation for fiscal year 2023 was $5,213,657. Based on this information, the ratio of the compensation of the chief executive officer to the annual total compensation of the median employee was estimated to be 53 to 1.

To identify the median employee, and to determine the total annual compensation of such employee, we used the following methodology. We identified our median employee as of the end of the fiscal year, September 30, 2023, based on our entire workforce of 3,589 employees, using base pay, plus annual and long-term incentive compensation, for the period of October 1, 2022 through September 30, 2023. Once the median employee was identified, we then determined the median employee's annual total compensation for fiscal year 2023 using the Summary Compensation Table methodology set out in Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of Ms. Sitherwood, we used the amount reported in the "Total" column of the "Summary compensation table."

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and various assumptions and, as a result, the pay ratio reported by the Company may not be comparable to the pay ratio reported by other companies.

Pay versus performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following disclosure regarding executive compensation for our principal executive office ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below.

Refer to the CD&A starting on page 33 for a complete description of how executive compensation relates to Company performance and how the compensation and human resources committee makes its decisions.

Pay versus performance table

Year	Summary compensation table total for PEO[1]	Compensation actually paid to PEO[2]	Average summary compensation table total for non-PEO NEOs[1]	Average summary compensation actually paid to non-PEO NEOs[2]	Value of initial fixed $100 investment based on:		Net income (in millions)	Company-selected measure: net economic earnings per share[4]
					Cumulative total shareholder return	Peer group cumulative total shareholder return[3]		
2023	$5,213,657	$4,157,434	$1,544,483	$1,300,871	$120.06	$108.98	$217.5	$4.06
2022	4,974,714	2,925,723	1,453,601	1,032,923	126.54	117.20	220.8	3.86
2021	5,568,741	8,136,308	1,640,443	2,207,882	119.39	111.01	271.7	4.86

(1) In all years, Ms. Sitherwood was our PEO and our Non-PEO NEOs were Messrs. Rasche, Lindsey, Darrell and Geiselhart.

(2) The amounts shown for Compensation Actually Paid (CAP) have been calculated in accordance with SEC rules and do not reflect compensation actually earned, realized or received by the Company's NEOs. These amounts reflect the "Summary compensation table" total with certain adjustments as described in the tables below. The following tables set forth the adjustments made during each year represented in the table above to arrive at CAP for our PEO and non-PEO NEOs during fiscal years 2021-2023.

Adjustments to determine CAP for PEO	2021	2022	2023
Summary compensation table (SCT) total	$ 5,568,741	$ 4,974,714	$ 5,213,657
Adjustments to arrive at CAP:			
Deduction for change in pension values reported in the SCT	(229,249)	(290,486)	(244,567)
Increase for "Service Cost" for Pension Plans	160,743	160,975	150,094
Increase for "Prior Service Cost" for Pension Plans	–	–	–
Deduction for stock awards amounts reported in the SCT	(2,847,634)	(2,605,078)	(2,943,525)
Fair value of current year equity awards at year-end	3,767,937	2,392,873	2,091,975
Change in value of prior years' awards unvested at year-end	1,605,477	(1,582,072)	(240,693)
Change in value of prior years' awards that vested during current year	110,293	(125,203)	130,493
Deduction of value of prior years' awards that were forfeited during year	–	–	–
Total adjustments	2,567,567	(2,048,991)	(1,056,223)
CAP total	$ 8,136,308	$ 2,925,723	$ 4,157,434

Adjustments to determine average CAP for non-PEO NEOs	2021	2022	2023
Summary compensation table (SCT) total	$1,640,443	$1,453,601	$1,544,483
Adjustments to arrive at CAP:			
Deduction for change in pension values reported in the SCT	(80,645)	(48,755)	(83,333)
Increase for "Service Cost" for Pension Plans	59,216	57,153	54,739
Increase for "Prior Service Cost" for Pension Plans	(5,807)	–	–
Deduction for stock awards amounts reported in the SCT	(636,711)	(594,473)	(657,440)
Fair value of current year equity awards at year-end	842,486	546,067	467,218
Change in value of prior years' awards unvested at year-end	360,423	(352,064)	(53,590)
Change in value of prior years' awards that vested during current year	28,479	(28,606)	80,767
Deduction of value of prior years' awards that were forfeited during year	–	–	–
Total adjustments	567,439	(420,678)	(243,611)
CAP total	$2,207,882	$1,032,923	$1,300,871

(3) The peer group TSR in this table utilizes the S&P 500 Utilities Index ("S&P Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in the 2023 Annual Report on Form 10-K. The comparison assumes $100 was invested for the period starting September 30, 2020, through the end of the listed year in the Company and in the S&P Index, respectively. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies, where applicable, included in the S&P Index. Historical stock performance is not necessarily indicative of future stock performance.

(4) Net economic earnings per share performance summarized above is based on our average basic net economic earnings per share over a period of three years. Net economic earnings exclude from net income the after-tax impacts of fair value accounting and timing adjustments associated with energy-related transactions, the impacts of acquisitions, divestiture and restructuring activities, and the largely non-cash impacts of impairments and other non-recurring or unusual items, such as certain regulatory, legislative or GAAP standard-setting actions.

Relationship between CAP and performance metrics

The following charts present a graphical comparison of compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs set forth in the "Pay versus performance table" above, as compared against the following Company performance measures: (1) total shareholder return (TSR); (2) net income; and (3) net economic earnings per phare (NEEPS).

The first graph compares the Company's TSR and peer group TSR, assumes an initial investment of $100 on September 30, 2020, assumes all dividends were reinvested and depicts performance at the end of each applicable year. The most important annual financial measure linking pay to performance for fiscal year 2023 is the Company's NEEPS.

The following graph compares the PEO and average non-PEO NEOs' compensation actually paid versus the Company's cumulative TSR:



The following graph compares the PEO and average non-PEO NEOs' compensation actually paid versus the Company's net income:



The following graph compares the PEO and average non-PEO NEOs' compensation actually paid versus the Company's NEEPS (non-GAAP):



Compensation actually paid vs. NEEPS (non-GAAP)

Financial performance measures

In our assessment, the most important financial performance measures used to link compensation actually paid to our NEOs in 2023, as calculated in accordance with the SEC rules, to our performance were:

- Adjusted operating income
- NEEPS
- Relative TSR

Proposal 3: Ratification of appointment of independent registered public accountant

The Board of Directors, upon recommendation of its audit committee, recommends that you ratify the appointment of Deloitte as independent registered public accountant, to audit the books, records and accounts of Spire Inc. and its subsidiaries for the fiscal year ending September 30, 2024. A representative of Deloitte will be present at the annual meeting, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

⊘ Your Board of Directors recommends a vote **"FOR"** ratification of the appointment of Deloitte & Touche LLP as independent registered public accountant.

Audit committee report

The audit committee of the Board of Directors is composed of six directors who are independent as required by and in compliance with the applicable listing standards of the New York Stock Exchange and the rules of the SEC. The names of the committee members as of the date of this proxy statement appear at the end of this report. The committee operates under a written charter.

The primary function of the audit committee is oversight. Management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting practices and policies; for establishing internal controls and procedures designed to provide reasonable assurance that the Company is in compliance with accounting standards and applicable laws and regulations; and for assessing the effectiveness of the Company's internal control over financial reporting.

Deloitte, the Company's independent registered public accounting firm, is responsible for planning and performing an independent audit of the financial statements in accordance with the standards of the PCAOB and to issue reports expressing an opinion, based on its audit (i) as to the conformity of the audited financial statements with generally accepted accounting principles and (ii) on the effectiveness of the Company's internal control over financial reporting. The committee is responsible for the appointment, compensation and oversight of Deloitte.

In fulfilling its oversight responsibilities, the committee reviewed and discussed the audited financial statements in the 2023 Annual Report on Form 10-K with management and Deloitte, which included a discussion of the critical accounting policies and practices used by the Company. The committee also discussed with Deloitte the matters required to be discussed under the applicable PCAOB standards.

Deloitte has provided the committee with the written disclosures and letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and the committee has discussed with Deloitte its independence.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited financial statements referred to above be included in the 2023 Annual Report on Form 10-K.

Audit committee

Maria V. Fogarty, Chair
Vinny J. Ferrari
Edward L. Glotzbach
Carrie J. Hightman
Brenda D. Newberry
Stephen S. Schwartz

Fees of independent registered public accountant

The following table displays the aggregate fees for professional audit services for the audit of the financial statements for the fiscal years ended September 30, 2023 and 2022, and fees incurred for other services performed during those periods by the Company's independent registered public accounting firm, Deloitte.

	2023	2022
Audit fees	$2,612,000	$2,500,000
Audit-related fees[1]	330,000	243,000
Tax fees[2]	41,462	37,654
All other fees[3]	1,895	1,895
Total	$2,985,357	$2,782,549

(1) Audit-related fees consisted of comfort letters for debt and equity raises, consents for registration statements and review of acquisition accounting.

(2) Tax fees consisted primarily of assistance with tax planning, compliance and reporting.

(3) All other fees consisted of an annual subscription for the accounting technical library.

Audit fees for fiscal year 2023 were higher than 2022 as the result of inflation as well as increased capital market activity. The audit committee pre-approved all the fees for fiscal years 2023 and 2022. The Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Non-Audit Services is described earlier in this proxy statement.

Proposal 3

Other matters

About the annual shareholder meeting

This proxy statement is furnished to solicit proxies by the Board of Directors of Spire for use at the annual meeting of its shareholders to be held at 8:30 a.m., Central Standard Time, on Thursday, January 25, 2024, and at any adjournment or postponement of the meeting.

The meeting will be held via live webcast through the link set forth in the Notice of Annual Meeting of Shareholders included in this proxy statement. To attend and vote, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials.

This proxy statement is first being made available to shareholders with the 2023 Annual Report on Form 10-K on or about December 13, 2023. The Company's principal business office is located at 700 Market Street, St. Louis, MO 63101.

Questions and answers about the annual meeting

Who is soliciting my vote?

The Board of Directors of Spire is soliciting your vote for the Company's annual meeting of shareholders.

When will the meeting take place?

The annual meeting will be held at 8:30 a.m., Central Standard Time, on Thursday, January 25, 2024. The meeting will be held virtually through the link set forth in the Notice of Annual Meeting of Shareholders included in this proxy statement.

Who is entitled to vote at the annual meeting?

If you owned Spire common stock at the close of business on November 30, 2023, you may attend and vote at the annual meeting.

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a paper copy of proxy materials?

Under the "Notice and Access" rules of the SEC, we are permitted to furnish proxy materials, including this proxy statement and the 2023 Annual Report on Form 10-K, to our shareholders by providing a Notice of Internet Availability of Proxy Materials ("Notice"). Most shareholders will not receive printed copies unless they request them. The Notice instructs you as to how you may access proxy materials on the internet and how you may submit your proxy via the internet. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. Any request to receive proxy materials by mail or electronically will remain in effect until you revoke it.

If more than one shareholder lives in my household and I have elected to receive printed copies of the proxy materials, how can I obtain an extra copy of the proxy materials?

For those shareholders who have elected to receive printed copies of our proxy materials, under the rules of the SEC, we are permitted to deliver a single copy of this proxy statement and our Annual Report on Form 10-K to multiple shareholders that share the same address, unless we have received contrary instructions from any such shareholder. This practice, known as "householding," is designed to reduce our printing and postage costs. Upon written or oral request, we will mail a separate copy of this proxy statement and our Annual Report on Form 10-K to any shareholder at a shared address to which a single copy of each document was delivered. You may call, toll free, 866-540-7095, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717 to request a separate copy.

Can I vote my shares by filling out and returning the notice?

No, the Notice identifies the items to be voted on at the annual meeting; you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to: (i) vote by internet, (ii) vote by telephone, and (iii) request and return a paper proxy card or voting instruction card.

Why didn't I receive a notice in the mail regarding the internet availability of proxy materials?

If you previously elected to access proxy materials over the internet, you will not receive a Notice in the mail. You should have received an email with links to the proxy materials and online proxy voting. Also, if you previously requested paper copies of the proxy materials or if applicable regulations required delivery of the proxy materials, you will not receive the Notice.

If you received a paper copy of the proxy materials or the Notice by mail, you can eliminate paper mailings in the future by electing to receive an email that will provide internet links to these documents. Opting to receive future proxy materials online will save us the cost of printing and mailing documents and help us conserve natural resources. Enrollment for electronic delivery is effective until revoked.

Who is a shareholder of record?

You are a shareholder of record if your shares are registered directly in your name with our transfer agent, Computershare. You will receive a Notice or these proxy materials by delivery directly to you. You are entitled to vote your shares by internet, telephone, at the virtual meeting, or, if you have requested printed proxy materials, by completing and returning the enclosed proxy card.

Who is a beneficial owner?

You are a beneficial owner if you hold your stock in a stock brokerage account, or through a bank or other nominee. Your shares are held in "street name" and the Notice or these proxy materials are being sent to you by your broker, bank or nominee, who is considered the shareholder of record. As a beneficial owner, you have the right to direct your broker, bank or nominee on how to vote. You may attend the annual meeting virtually, but you will need to provide a letter or statement from that firm that shows you were a beneficial owner of Spire shares on November 30, 2023. You may not vote these shares virtually at the annual meeting unless you request, complete and deliver a legal proxy from your broker, bank or nominee. If you requested printed proxy materials, your broker, bank or nominee provided a voting instruction card for you to use in directing the broker, bank or nominee on how to vote your shares.

How many shares must be present to hold the annual meeting?

A majority of our issued and outstanding shares entitled to vote at the annual meeting as of the record date must be virtually present or represented by proxy to have a quorum. As of November 30, 2023, there were 53,229,195 shares outstanding. Both abstentions and broker non-votes are counted as present for purposes of determining quorum.

How many votes are required for each item of business?

Election of directors

The election of directors requires the affirmative vote FOR each nominee of a majority of those shares entitled to vote and virtually present at the meeting or represented by proxy. Withheld votes and abstentions will have the effect of votes against the nominee, while broker non-votes will not be considered represented and will have no effect on the outcome.

Advisory approval of the compensation of our named executive officers

This proposal, which is non-binding, requires the affirmative vote of a majority of the shares entitled to vote and virtually present or represented by proxy at the meeting to be approved. Abstentions will have the effect of a vote against the proposal, while broker non-votes will not be counted as votes cast and will have no effect on the outcome.

Ratification of appointment of independent registered public accountant

This proposal requires an affirmative vote FOR of a majority of those shares entitled to vote and virtually present at the meeting or represented by proxy to be approved. Abstentions will have the effect of a vote against the proposal.

Voting matters

How do I vote?

You may vote on the internet, by telephone, by mail or by virtually attending the annual meeting through the link set forth in the Notice of Annual Meeting of Shareholders included in this proxy statement and voting by ballot. The internet and telephone voting procedures are designed to authenticate that you are a shareholder by use of a control number. The procedures allow you to confirm that your instructions have been properly recorded. If you vote by telephone or internet, you do not need to mail back your proxy card or voting instruction card.

By internet

If you have internet access, you may submit your proxy by following the instructions provided in the Notice, or, if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card. On the internet voting site, you can confirm that your instructions have been properly recorded. If you vote on the internet, you can also request electronic delivery of future proxy materials.

By telephone

You can vote by telephone by following the instructions provided in the Notice, or, if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

By mail

If you elected to receive printed proxy materials by mail, you may choose to vote by mail by marking your proxy card or voting instruction card, dating and signing it, and returning it in the postage-paid envelope provided. Please allow sufficient time for mailing if you decide to vote by mail.

At the annual meeting

This year's annual meeting will be held entirely online to allow for greater participation. Shareholders may participate in the annual meeting by visiting the following website: www.virtualshareholdermeeting.com/SR2024. To participate in the annual meeting, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.

Shares held in your name as the shareholder of record may be voted electronically during the annual meeting by following the instructions on the screen. However, if your shares are held in the name of a bank, broker or the nominee, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the annual meeting. You should allow yourself enough time prior to the annual meeting to obtain this proxy from the holder of record.

The shares voted electronically, by telephone or represented by proxy cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting.

If you hold your shares through a broker, please note that your broker will not be permitted to vote on your behalf for the first two proposals unless you provide instructions as to how to vote your shares. Voting your shares is important to ensure you are represented at the meeting. If you have any questions about the voting process, please contact the broker where you hold your shares.

Can I vote my shares that are held in the Company's dividend reinvestment and stock purchase plan or any of the Company's 401(k) plans?

If you participate in the Company's dividend reinvestment and stock purchase plan or in the Company Stock Fund of the Spire Employee Savings Plan, you are entitled to vote those shares. If you do not give voting instructions for shares owned by you through this plan, none of your shares held in the plan will be voted. To allow sufficient time for voting by the administrator and trustee of the plan, your voting instructions must be received by January 22, 2024.

How can I revoke or change my vote?

You may revoke your proxy at any time before it is voted at the meeting by:

- Sending timely written notice of revocation to the corporate secretary;
- Submitting another timely proxy by telephone, internet or proxy card; or
- Attending the annual meeting and voting your shares. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy executed in your favor from the holder of record to be able to vote at the meeting.

How many votes do I have?

You are entitled to one vote for each share you owned on November 30, 2023.

What happens if I don't give specific voting instructions?

Shareholders of record

If you are a shareholder of record and you either indicate you want to vote as recommended by the Board of Directors or you return a signed proxy card but do not indicate how you want to vote, then your shares will be voted in accordance with the recommendations of the Board of Directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting. If you indicate a choice for any matter to be acted upon, the shares will be voted in accordance with your instructions.

Beneficial owners

If you hold shares in street name and do not provide instructions, your shares may constitute "broker non-votes" on certain proposals. Generally, broker non-votes occur on a non-routine proposal where a broker is not permitted to vote on that proposal without instructions from the beneficial owner and instructions are not given. Broker non-votes are considered present at the annual meeting, but not as voting on a matter. Thus, broker non-votes are counted as present for purposes of determining whether there is a quorum but are not counted for purposes of determining whether a matter has been approved. Broker non-votes will not affect the outcome of the votes on the first two proposals. If you do not provide instructions to your broker, under the rules of the New York Stock Exchange, your broker will not be authorized to vote the shares it holds for you with respect to the first two proposals. Your broker has the discretion, however, to vote the shares it holds for you on the ratification of the independent registered public accountant.

Who counts the votes?

We hired Broadridge Financial Solutions as an independent tabulator of votes to ensure confidentiality of the voting process. However, if you write comments on your proxy card, the comments will be shared with us. We also have hired Broadridge Financial Solutions to serve as independent inspector of elections.

Requirements for submission of proxy proposals, nomination of directors and other business

Under the rules of the SEC, shareholder proposals intended to be included in the proxy statement for the annual meeting of shareholders in January 2025 must be received by the corporate secretary of Spire at its principal business office at the address set forth on page 27 of this proxy statement by August 15, 2024.

Also, the procedures to be used by shareholders to recommend nominees to the corporate governance committee are outlined on page 27 of this proxy statement. If a shareholder seeks to nominate a person or make a shareholder proposal from the floor of the annual meeting in January 2025, notice must be received by the corporate secretary at the Company's principal business offices no later than October 27, 2024, and not before September 27, 2024 (not less than 90 days nor more than 120 days, respectively, prior to January 25, 2025, which is the anniversary date of the 2024 annual meeting). Also, such proposal must be, under law, an appropriate subject for shareholder action to be brought before the meeting and comply with the notice provisions of the Company's bylaws. However, if next year's annual meeting is held on a date that is more than 30 days before or after January 25, 2025, the anniversary of the 2024 annual meeting, shareholder proposals that have not been submitted by the deadline for inclusion in the proxy statement and any nominations for director must be received by the close of business on the tenth day following the earlier of the date on which notice of the annual meeting is mailed or the date on which public disclosure of the date of the annual meeting is made. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for next year's annual meeting must provide timely notice by the same deadline noted in the preceding sentences for the submission of nominations. Such notice must comply with the additional requirements of Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended.

The Chair of the Board may refuse to allow the transaction of any business or to acknowledge the nomination of any person not made in compliance with the procedures set forth in the Company's bylaws.

Other matters

Proxy solicitation

We will pay the expense of soliciting proxies. Proxies may be solicited on our behalf by officers or employees by email, telephone, fax or special letter. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, to assist us in the solicitation of proxies for a fee of $8,500, plus reimbursement for out-of-pocket expenses for those services.

Helpful resources

Board of Directors	
Spire Board	https://www.spireenergy.com/officers-directors
Board committee charters	
Audit committee	http://investors.spireenergy.com/governance/governance-documents
Compensation and human resources committee	http://investors.spireenergy.com/governance/governance-documents
Corporate governance committee	http://investors.spireenergy.com/governance/governance-documents
Financial reporting	
Annual Report	http://investors.spireenergy.com/filings-and-reports/annual-reports
Governance documents	
Code of Conduct	http://investors.spireenergy.com/governance/governance-documents
Corporate Governance Guidelines	http://investors.spireenergy.com/governance/governance-documents

Weblinks are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Contact information

Investor Relations
Megan L. McPhail
Managing Director, Investor Relations
Spire Inc.
700 Market Street, 4th Floor
St. Louis, MO 63101
314-309-6563
Megan.McPhail@SpireEnergy.com

Board of Directors
Chair of the Board
c/o Spire Inc.
700 Market Street, 6th Floor
St. Louis, MO 63101
Attn: Vice President, Chief Compliance Officer and Corporate Secretary

Corporate Secretary
Courtney M. Vomund
Vice President, Chief Compliance Officer and Corporate Secretary
Spire Inc.
700 Market Street, 6th Floor
St. Louis, MO 63101
314-342-0659
Courtney.Vomund@SpireEnergy.com

Transfer Agent
Computershare Trust Company N.A.
P.O. Box 43006
Providence, RI 02940-3006
800-884-4225

Other matters

Schedule A: Reconciliation of operating income to adjusted operating income

Adjusted operating income is a non-GAAP financial measure used by the Board and management to measure corporate performance for purposes of the Annual Incentive Plan. Adjusted operating income is based on operating income for three business units (Gas Utility, Gas Marketing and Midstream), and the results are weighted by the budgets for each business unit. Adjusted operating income removes the impacts related to acquisition,

divestiture and restructuring activities, mark-to-market adjustments, and other non-operational and non-recurring items.

These internal non-GAAP operating metrics should not be considered as an alternative to, or more meaningful than, GAAP measures.

The following table presents a reconciliation of operating income to adjusted operating income.

In millions	Gas Utility	Gas Marketing	Midstream	Other/ Eliminations	Consolidated
Operating income [GAAP]	$350.8	$49.3	$24.3	$(5.8)	$418.6
Fair value and timing adjustments	—	11.4	—	—	11.4
Pension and postretirement benefit non-service cost adjustments	2.8	—	0.1	—	2.9
Acquisition-related adjustments	—	—	2.3	—	2.3
Other adjustments	0.3	—	—	5.8	6.1
Adjusted operating income [non-GAAP]	$353.9	$60.7	$26.7	$ —	$441.3

Spire Inc.
700 Market Street
St. Louis, MO 63101

SpireEnergy.com